Jason Duffy
Vice President

Insurance & Risk Management
FMR LLC
82 Devonshire Street, F3D, Boston, MA City, 02109-3614
Phone: 617-563-9480: Fax: 617-385-0811
jason.duffy@fmr.com

Fidelity INVESTMENTS

January 13, 2015

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

RE: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2014 – July 1, 2015

To Whom It May Concern:

We submit the following lead bond policy on behalf of Fidelity Investments Mutual Funds:

National Union Fire Insurance Company Policy No: 01-329-88-97
Participation: $15M lead policy

In addition to the bond policies, we submit the following on behalf of Fidelity Investments Mutual Funds:

- Resolution of a majority of the Independent Trustees approving the amount, type, form and coverage of the bond at a meeting of the Board of Trustees held June 2014
- Statement showing the amount of the single insured bond which the individual trusts would have to maintain if they were not named as insureds under a joint insured bond
- Statement as to the period for which premiums have been paid
- Copy of the Fidelity Bond Insurance Recovery Agreement
- Copy of the bond insurance policy

Sincerely,

Jason R. Duffy

Enc.

Joint Insured Statement

I, Jason Duffy, under authority of the Fidelity Investments mutual funds, do hereby attest that the following statement is true and accurate:

The amount of the single insured bond which each trust would have to maintain if they were not named as insureds under a joint insured bond is reflected in the attached report entitled, "FIDELITY 17g CALCULATION (as of 12/31/2014)"

Jason Duffy
Vice President, Insurance & Risk Management
FMR LLC

1-13-2015

Date

Premium Payment Statement

I, Jason Duffy, Vice President, Insurance & Risk Management, do hereby attest that the following statement is true and accurate:

The Investment Company Bond coverage for the mutual funds is effective and premiums have been paid for the period July 1, 2014 – June 30, 2015.

Jason Duffy
Vice President, Insurance & Risk Management
FMR LLC

1-13-2015

Date

FIDELITY BOND INSURANCE RECOVERY AGREEMENT

This Fidelity Bond Insurance Recovery Allocation Agreement, dated 4-2-07 (the "Agreement"), by each "Fund" as defined in the Policies referred to below (the "Fund Insureds"), and any past, present or future duly elected or appointed director, officer, trustee (other than a bankruptcy or liquidator's trustee), observer, governor, management committee member, member of a Board of Managers or a management board, or members of a Board of Directors, or, if operating outside the United States, any past, present and future person in a duly elected or appointed position that is equivalent to a position listed above (collectively, the "Executives").

WITNESSETH:

WHEREAS, the Fund Insureds and the Executives are and will be named as joint insureds on one or more insurance policies that provide combined coverage for (i) professional liability: (ii) directors & officers liability and (iii) fidelity bond ("Bond") ((i), (ii) and (iii) (collectively referred to herein as the "Policies);

WHEREAS, Rule 17g-1 under the 1940 Act ("Rule 17g-1") requires that in the case of a joint Bond there shall be an agreement among all insureds to the effect that in the event recovery is received under such a Bond as a result of a loss sustained by a registered management investment company and one or more other insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured Bond with the minimum coverage required by Rule 17g-1(d)(1);

NOW, THEREFORE, the parties agree, subject to the terms and conditions of the Policies, as follows:

1. Allocation of Recovery of Bond Claims Among Fund Insureds.

(a) Each individual Fund Insured (series or separate portfolios of a Fund Insured shall be treated as if it were an individual Fund Insured) shall initially receive not less than the lesser of an amount of the recovery equal to the amount of the minimum amount of Bond coverage each individual Fund Insured would have been required to maintain as of the date any such loss is sustained under a single insurance Bond as required by Rule 17g-1(d)(1) or the amount of the actual losses of each individual Fund Insured.

(b) Each individual Fund Insured seeking recovery amounts from the Insurer(s) in excess of the minimum amount of Bond coverage it would have been required to maintain as of the date any such loss is sustained under a single Bond as required by Rule 17g-1(d)(1) shall recover such excess amounts in full as long as the

retaining aggregate policy limit is sufficient to provide all other Fund Insureds with the minimum amount of Bond coverage as required by Rule 17g-1(d)(1). If multiple Fund Insureds seek recovery amounts from the insurer(s) in excess of their respective minimum coverages, as required by Rule 17g-1(d)(1), and the remaining aggregate Bond limit is not sufficient to pay all such amounts in full, such Fund Insureds shall share in any remaining amount of available aggregate Bond limit on the basis of the minimum amount of insurance coverage that each individual Fund Insured would have been required to maintain as of the date any such loss is sustained as required by Rule 17g-1(d)(1) as a percentage of the total amount of minimum insurance coverage required by Rule 17g-1(d)(1) for all Fund Insureds seeking claim recovery amounts in excess of the minimum amount of insurance coverage required pursuant to Rule 17g-1(d)(1), provided, of course, that no Fund Insured recovers more than its actual losses.

(c) The allocation of recovery among Fund Insureds shall be subject to the requirements of Rule 17g 1, including maintaining the minimum amount of insurance coverage for each individual Fund Insured.

2. Notice. Notice is hereby given that the obligations of this Agreement are not binding upon any such Executive or shareholder individually, but are binding only upon the assets and the property of each Insured Fund's respective portfolios.

3. Entire Agreement. This Agreement constitutes the entire understanding and agreement among the parties hereto, with respect to the subject matter hereof, and accordingly, supercedes, as of the date of this Agreement, any other agreement heretofore in effect among the parties.

4. In all instances this agreement shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts, in each case without giving effect to principles of conflicts of law.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed and delivered 4-3-04.

Fund Insureds

By: Christie Raynold
Title: Treasurer

Board Resolution

(Excerpt from minutes of the June 18, 2014 Board of Trustees meeting)

FIDELITY EQUITY AND HIGH INCOME FUNDS

Upon motion duly made and seconded, and by vote of the full Board, including a majority of those Trustees who are not "interested persons" of the Fund as defined in the Investment Company Act of 1940, as amended ("1940 Act"), the following votes were unanimously approved by the Board:
Board Resolution

VOTED: That the Fund's joint participation in a fidelity bond required by Rule 17g-1 under the 1940 Act (the "Fidelity Bond") for the period July 1, 2014 through June 30, 2015, as detailed in the June 10, 2014 Board memorandum, be, and it hereby is, approved, the full Board and the Independent Trustees having determined such Fidelity Bond to be reasonable in form and amount, taking into consideration factors deemed relevant, including, among others, the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements for the custody and safekeeping of such assets, and the nature of the securities in the Fund's portfolio; and that the officers of the Fund be, and they hereby are, authorized to take all appropriate steps to place said Fidelity Bond coverage, subject to review of the form by counsel to the Fund and counsel to the Independent Trustees.

FURTHER
VOTED: That the portion of the total premium to be paid by the Fund for the Fidelity Bond be, and it hereby is, approved, the full Board and the Independent Trustees having considered factors deemed relevant, including, among others, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Fidelity Bond, the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium it would have had to pay if it had provided and maintained a single insured bond.

FURTHER
VOTED: That Jason Duffy and any additional party the Fund's Treasurer should designate be, and they hereby are, designated as the individuals responsible for making all necessary filings and giving notices with respect to said Fidelity Bond required by Paragraph (g) of Rule 17g-1 under the 1940 Act.

FURTHER
VOTED: That the Fund's joint participation in, and the terms and costs of, a directors and

officers/errors and omissions joint liability insurance policy and an "excess" Independent Trustee management liability policy (together, the "E&O/D&O Policy") for the period July 1, 2014 through June 30, 2015, as detailed in the June 10, 2014 Board memorandum, be, and they hereby are, approved, it having been determined by the full Board and the Independent Trustees that the Fund's participation in the E&O/D&O Policy is in the best interests of the Fund and that the premium to be allocated to the Fund, based upon the proportionate share of the sum of the premiums that would have been paid if such E&O/D&O Policy were purchased separately, is fair and reasonable to the Fund; and that the officers of the Fund be, and they hereby are, authorized to take all appropriate steps to place said E&O/D&O Policy established under the insurance program , subject to review of the form of policy by counsel to the Fund and counsel to the Independent Trustees.

FURTHER
VOTED: That the portion of the total premium to be paid by the Fund for the E&O/D&O Policy be, and it hereby is, approved.

FURTHER
VOTED: That Jason Duffy and any additional party the Fund's Treasurer should designate be, and they hereby are, authorized and directed to execute and deliver such documents and to take such actions in the name of the Fund, or on its behalf, as they may determine to be necessary or desirable in connection with the furtherance of the foregoing resolutions.

Board Resolution

(Excerpt from minutes of the July 19, 2014 Board of Trustees meeting)

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

Approval of Insurance Program
Mr. Bryant stated that the Board and the funds are covered under a "blended" insurance program that provides coverage for Trustees' management liability, professional liability, and, as required by Rule 17g-1 under the Investment Company Act, fidelity bond insurance, as detailed in the June 10, 2014 Board memorandum. He stated that American International Group will remain the lead insurance carrier, and the program's costs will decrease slightly from $4.01 million to $3.99 million. He stated that the deductible will increase to $1 million, up from $250,000, at the insistence of the insurance market, noting that the Trustees will not be responsible for the payment of the deductible. He stated that if shareholders approve the transition of oversight of the three Enhanced Index Funds to the Board, the insurance program will cover any claims occurring on or after the effective date of the transition. Mr. Bryant asked if there were any questions on the materials. A discussion ensued.

The Committee determined to recommend Board approval of the terms and cost of the funds' insurance program through June 30, 2015, as discussed at the meeting and as detailed in the June 10, 2014 Board memorandum.
At this time, Mr. Duffy left the meeting.

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producercompensation or by calling 1-800-706-3102.

AIG

National Union Fire Insurance Company of Pittsburgh, Pa.
A capital stock company

POLICY NUMBER: 01-329-88-97 REPLACEMENT OF POLICY NUMBER: 04-406-40-33

FMR FUNDS CONCENTRIC CUSTOM BOND

NOTICE: COVERAGE UNDER COVERAGE SECTIONS I AND II IS CLAIMS MADE. THE COVERAGE OF THIS BOND IS GENERALLY LIMITED TO LIABILITY FOR ONLY THOSE CLAIMS THAT ARE FIRST MADE AGAINST THE INSUREDS DURING THE BOND PERIOD AND REPORTED IN WRITING TO THE INSURER PURSUANT TO THE TERMS HEREIN. PLEASE READ THIS BOND CAREFULLY AND REVIEW ITS COVERAGE WITH YOUR INSURANCE AGENT OR BROKER. AMOUNTS INCURRED FOR LEGAL DEFENSE SHALL REDUCE THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS, AND SHALL BE APPLIED AGAINST THE RETENTION AMOUNT. THE INSURER DOES NOT ASSUME ANY DUTY TO DEFEND.

DECLARATIONS

ITEM 1.	NAMED INSURED:	**ALL FIDELITY FUNDS** (as defined in this bond).
	MAILING ADDRESS:	C/O FMR LLC 82 DEVONSHIRE STREET, F3D BOSTON, MA 02109-3614
ITEM 2.	BOND PERIOD:	From: **July 1, 2014** To: **July 1, 2015** (12:01 A.M. standard time at the address stated in Item 1.)
ITEM 3.	COVERAGE DESCRIPTION	Financial Institution Bond
ITEM 4.	LIMIT OF LIABILITY:	**$15,000,000** Single Loss Limit **$15,0000,000** in the aggregate
ITEM 5.	RETENTION	**$400,000** (each loss) or such lesser amount required under the Investment Company Act of 1940. Except Insuring Agreement 1 which maintains a $0 Retention
ITEM 6	PREMIUM:	**$107,008**

IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT
National Union Fire Insurance
Company of Pittsburgh, Pa.

SECRETARY
National Union Fire Insurance
Company of Pittsburgh, Pa.

AUTHORIZED REPRESENTATIVE

COUNTERSIGNED AT   DATE   COUNTERSIGNATURE

WILLIS OF MASSACHUSETTS, INC.
THREE COPLEY PLACE
SUITE 300
BOSTON, MA 02116-6501

1119824

In consideration of the payment of the premium, and in reliance upon the Application made to American International Specialty Lines Insurance Company (herein called the "Insurer"), the Insurer agrees as follows:

1. **INSURING AGREEMENTS**

A. **FIDELITY**

This bond shall pay loss which is discovered during the Bond Period resulting directly from dishonest or fraudulent acts including but not limited to larceny or embezzlement committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the intent:

(1) to cause the Company to sustain such loss; or

(2) to obtain financial benefit for the Employee or another person or entity acting in collusion with the Employee.

Notwithstanding the foregoing, however, it is agreed that with regards to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to realize a financial benefit and which actually results in such a financial benefit for the Employee. Also notwithstanding the foregoing, where the proceeds of a fraud perpetrated by an Employee arising from Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee has obtained such benefit p rovided the Company established that the Employee intended to participate therein.

As used throughout this Insuring Agreement, "financial benefit" does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits if earned in the normal course of employment except such may be used in determining intent.

B. **ON PREMISES**

This bond covers loss of Property resulting directly from:

(1) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof; or

(2) theft, False Pretense, common- law or statutory larceny, committed by a person present in an office or on the premises of the Company while the Property is lodged, deposited or held for safekeeping within offices or premises, located anywhere, including insurance companies or sureties holding collateral in which the Named Insured has an interest.

C. IN TRANSIT

This bond covers loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

(1) a natural person acting as a messenger, agent of the Company (or another natural person acting as messenger, agent or Custodian during an emergency arising from the incapacity of the original messenger); or

(2) a Transportation Company and being transported in an armored motor vehicle; or

(3) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i) records, whether recorded in writing or electronically; or
(ii) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements; or
(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

D. FORGERY OR ALTERATION

This bond covers loss resulting directly from:

(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit, Letter of Credit;

(2) transferring, paying or delivering any Funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Company and authorizing or acknowledging the transfer, payment, delivery or receipt of Funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Company, Employee of the Company, or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer, Employee, or financial institution (A mechanically reproduced facsimile signature is treated the same as a handwritten signature); or

(3) <u>any check or draft:</u>

(a) made payable to a fictitious payee and endorsed in the name of such fictitious payee; or

(b) procured in a face to face transaction with the maker or drawer thereof or with one acting as agent of such maker or drawer by anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated,

shall be deemed to be forged as to such endorsement.

E. SECURITIES

This bond covers loss resulting directly from the Company having, in good faith, for its own account or for the account of others:

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a) Certificated Security;
(b) document of title;
(c) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property;
(d) Certificate of Origin or Title;
(e) Evidence of Debt;
(f) corporate, partnership or personal Guarantee;
(g) Security Agreement;
(h) written Instruction;
(i) Uncertificated Securities
(j) Initial Transaction Statements; or

which:

(ii) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery; or

(iii) is altered; or

(iv) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, or any items listed in (a) through (h) above; or

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) through (d) above which is a Counterfeit.(A mechanically reproduced facsimile signature is treated the same as a handwritten signature.)

F. COUNTERFEIT CURRENCY

This bond covers loss resulting directly from the receipt by the Company, in good faith, of any Counterfeit Money of any country.

G. UNCOLLECTIBLE ITEMS OF DEPOSIT

This bond covers loss resulting directly from the Company having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of said account causes:

(1) redemptions or withdrawals to be permitted, or

(2) shares to be issued, or

(3) dividends to be paid,

from an account of a customer.
In order for coverage to apply under this Insuring Clause, the Company must hold Items of Deposit for five business days before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the Company's standard collection procedures have failed.

Limit of Liability: $5,000,000
Deductible: $2,500

H. AUDIT EXPENSE

This bond covers loss consisting of reasonable expenses incurred by the Company for that part of an audit or examination required by any governmental regulatory authority or self-regulatory organization and actually conducted by such authority, organization or their appointee by reason of the discovery of other losses sustained by the Company and covered by this bond.

Limit of Liability: $100,000
Deductible: $2,500

I. COMPUTER SYSTEMS

This bond covers loss incurred by reason of:

(1) the Company having transferred, paid or delivered any Funds or Property, established any credit, debited any account or given any value as the direct result of the fraudulent input of Electronic Data directly into:

(a) the Company's Computer System;
(b) the Service Bureau's Computer System;
(c) an Electronic Funds Transfer System;
(d) a Customer Communication System; or
(e) an automated teller machine;

(2) the fraudulent modification or the fraudulent destruction of Electronic Data: (i) stored within, or being run within, any of the above systems or (ii) during electronic transmission through data communication lines to the Company's Computer System, or a Service Bureau's Computer System

J. CUSTOMER VOICE INITIATED TRANSFERS

This bond covers loss resulting directly from the Company having transferred Funds from a customer's account through an Electronic Funds Transfer System, in reliance upon a customer voice initiated funds transfer instruction which was purported to be from an officer, director, partner or employee of a customer of the Company who was authorized by such customer to instruct

the Company by means of voice message transmitted by telephone to make certain funds transfers, and which instruction:

(1) was, in fact, from an impostor, or a person not authorized by the customer to issue such instructions by voice message transmitted by telephone, and which

(2) was received by an Employee of the Company specifically designated to receive and act upon such instructions; but provided that:

(a) such voice instruction was electronically recorded by the Company and proper password(s) or code words(s) given; and
(b) the voice instruction was verified by a direct call back to an employee of the customer (or a person thought by the Company to be an employee of the customer).

Provided, however, that for "Repetitive Transactions," the insured shall not be required to complete a call back as set forth in paragraph (b) above so long as a call back was made on the first of said Repetitive Transactions. In addition, the call back requirement shall also be waived for any loss resulting from a non-Repetitive Transaction that falls entirely within the deductible amount set forth in Item 5. of the Declarations.

Proof of loss for claim under the Customer Voice Initiated Electronic Funds Transfer Insuring Agreement must include electronic recordings of such voice instructions and the verification call back, if a recording of such call back was required.

K. **TELEFACSIMILE TRANSFER FRAUD**

This bond covers loss resulting directly from the Company having transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer Systems Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device or any other form of electronic communication (including but not limited to e-mail), and which instruction:

(1) purports and reasonably appears to have originated from

(a) a customer of the Company; or
(b) another financial institution; or
(c) another office of the Company

but, in fact, was not originated by the customer or entity whose identification it bears, and

(2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it; and

(3) contains the name of a person authorized to initiate such transfer; and.

provided that, if the transfer was in excess of $400,000, the instruction was verified by a call-back according to a prearranged procedure.

2. DEFINITIONS

"Affiliate" means (i) any person or entity that through one or more intermediaries, is controlled by the Company; or (ii) any person or entity that through one or more intermediaries, is a successor in interest to any Company.

"Application" means each and every signed application, any attachments to such applications, other materials submitted therewith or incorporated therein and any other documents submitted in connection with the underwriting of this bond or the underwriting of any other mutual fund (or equivalent) liability bond issued by the Insurer, or any of its affiliates, of which this bond is a renewal, replacement or which it succeeds in time, including but not limited to any statement or warranties, financial information, or other information provided at any bond renewal meetings.

"Company" means: (i) any Fund and (ii) Subsidiaries.

"Defense Costs" means reasonable and necessary fees (including but not limited to legal fees and experts' fees), costs and expenses consented to by the Insurer (including premiums for any appeal bond, attachment bond or similar bond, but without any obligation to apply for or furnish any such bond) resulting from the investigation, adjustment, defense and/or appeal of a claim against the Insureds, but excluding salaries of officers of the Company, including to any Insureds who are not defendants in such claim but who are compelled to provide testimony, whether written or oral, or any other non-party witness obligation.

"Executive" means:

(1) any past, present or future director, officer, trustee (other than a bankruptcy or liquidator's trustee), observer, governor, management committee member, supervisory board or advisory board or any other executive committee, member of a board of managers or management board while performing duties as an employee;

(2) in the event the Company operates in a Foreign Jurisdiction, any past, present and future person in a position that is equivalent to an executive position listed in Item (1) of this Definition;

(3) any past, present and future General Counsel, or Risk Manager (or equivalent position) of the Named Insured;

(4) any past, present and future members of the Fund Advisory Board (the "Advisory Board"), but only in their capacities as such.

"FMR Corporate Concentric Custom Bond" means bond No. (492-60-12) issued by the Insurer to FMR Corp.

"Foreign Jurisdiction" means any jurisdiction, other than the United States or any of its territories or possessions.

"Fund" means any Fidelity Investments branded investment company(ies) and/or portfolio(s) of an investment company(ies), as defined by the Investment Company Act of 1940, advised, created, established, acquired, sponsored and/or operated by FMR LLC or any subsidiary or affiliate thereof as of or prior to the inception date of the Policy Period and (i) is not otherwise covered under the FMR Corporate Concentric Custom Policy and (ii) is listed on the Company's 17g-1 calculation report provided to the Insurer (which is updated by or on behalf of the Company quarterly). In the event that a Fund is not listed on the Company's 17g-1 calculation report due to an error or unintentional omission this policy will provide coverage to the extent it would have provided coverage had such error or unintentional omission not occurred.

Fund shall also include any Fidelity Investments branded investment company, and/or any portfolio of an investment company, as defined by the Investment Company Act of 1940, which is first advised, created, established, acquired, sponsored and/or operated by FMR LLC or any subsidiary or affiliate thereof after the inception of the Policy Period, or such entity(ies) which is/are not otherwise covered under the FMR Corporate Concentric Custom Policy, beginning as of the date of the first meeting or written consent of the management board (or equivalent governing body) of such entity. In all events, coverage as is afforded under this policy with respect to a Claim made against a new Fund or Insured thereof, shall only apply for Wrongful Acts committed or allegedly committed after the date of the first meeting or written consent of the management board (or equivalent governing body) of such Fund, and prior to the time, if any, that such person or entity ceased to be a Fund or an Insured thereof. Notwithstanding the foregoing, in all events coverage shall apply to any alleged Wrongful Acts regarding the formation of any Fund or any alleged representations or disclosures in any offering materials or prospectuses related to such Fund.

If an entity ceases to be a Fund prior to or during the Policy Period, the coverage provided under this policy with respect to such Fund and its Individual Insureds shall continue to apply with respect to any Claim for a Wrongful Act committed, attempted or allegedly committed or attempted after the time that such entity became a Fund, (or, if such Fund was originally created by the Named Company, then also with respect to such Wrongful Acts committed, attempted or allegedly committed or attempted before or after the time that such entity became a Fund) and prior to the time such entity ceased to be a Fund. Nothing contained herein shall operate to extend the length of the Policy Period.

Notwithstanding any of the above, in no event shall "Fund(s)" mean any fund currently sponsored or hereafter created or acquired by Fidelity Rutland Square Trust, Fidelity Rutland Square Trust II, Fidelity Commonwealth Trust II, North Carolina Capital Management Trust, Fidelity Select Portfolios, Variable Insurance Products Fund IV, Fidelity Advisor Series VII, Fidelity Covington Trust, or any successor company thereof.

"Individual Insured" means any: (i) Executive of the Company, (ii) outside entity executive and (iii) Employee of any Company.

"Insured" means any: (i) Company and (ii) Individual Insured.

"Interrelated Wrongful Act" means wrongful acts which are the same, related or continuous, or wrongful acts which arise from the same, related or common nexus of facts regardless of whether such claims involve the same or different claimants, Insureds or legal causes of action.

"Named Insured" means the entity stated in Item 1 of the Declarations.

"Bond Period" means: the period of time from the inception date shown in Item 2 of the Declarations to the earlier of the expiration date shown in Item 2 of the Declarations or the effective date of cancellation of this bond.

"Subsidiary" means any entity:

(a) of which the Named Insured owns on or before the inception date of this bond more than 50% of the issued and outstanding voting stock or membership or other rights either through one or more of its Subsidiaries;

(b) which the Named Insured first (i) creates during the Bond Period either through one or more of its Subsidiaries regardless of asset size or (ii) acquires during the Bond Period more than 50% of its issued and outstanding voting stock or membership rights either through one or more of its Subsidiaries and whose assets total less than $2,000,000,000 as of the acquisition date;

(c) of which the Named Insured first acquires during the Bond Period more than 50% of its issued and outstanding voting stock or membership or other rights either through one or more of its Subsidiaries (other than an entity described in paragraph (b) above), but only upon the condition that within 90 days of its becoming a Subsidiary, the Named Insured shall have provided the Insurer with full particulars of the new Subsidiary and agreed to any additional premium or amendment of the provisions of this bond required by the Insurer relating to such new Subsidiary; and

(d) any entity listed as such in an endorsement to this bond

An entity becomes a Subsidiary when the Named Insured owns more than 50% of the issued and outstanding voting stock or membership or other rights either through one or more of its Subsidiaries. An entity ceases to be a Subsidiary when the Named Insured ceases to own 50% of the issued and outstanding voting stock or membership or other rights either through one or more of its Subsidiaries. With respect to any entity that becomes a Subsidiary pursuant to Clause (c) above, if the Insurer has not notified the Named Insured of any required additional premium and/or amendment of bond before the later to occur of: (i) the entity becomes a Subsidiary, or (ii) 30 business days have passed since the notice and full particulars of such Subsidiary were provided to the Insurer as required above, then such entity shall be deemed a "Subsidiary" from the date it became a Subsidiary. The Insurer may nevertheless require additional premium and/or amendment of the provisions of this bond at any time within the first 90 days after such entity becomes a Subsidiary. In the event that the Named Insured fails to agree to any additional premium and/or amendment of the provisions of this bond so required by the Insurer within 30 days of being notified of such requirement, such entity shall cease to be a Subsidiary.

With regard to any Subsidiary referenced in (c) above, the Insurer may request underwriting information, and, if requested, the Insureds shall timely provide such information. In all events, the Named Insured shall provide the Insurer with full particulars of any newly acquired Subsidiary within 90 days or the end of the Bond Period, whichever is earlier. Further, coverage as shall be afforded to the new Subsidiary referenced in (c) above is conditioned upon the Named Insured paying when due any additional premium required by the Insurer in accordance with the foregoing definition.

In all events, coverage as is afforded under this bond with respect to a Subsidiary shall not apply for any alleged act occurring at any time when the Named Insured did not own: (i) more than 50% of the issued and outstanding voting stock or membership or other rights of such Subsidiary either through one or more of its Subsidiaries; or (ii) did not otherwise control such entity.

Nothing contained herein shall operate to extend the length of the Bond Period.

"Trade Secret" means information that has been reduced to an electronic form, including a formula, compilation, pattern, program, device method, process or technique which:

(a) derives independent economic value, actual or potential, from not being generally known and not readily ascertainable through proper means by other persons who can obtain economic advantage from its disclosure or use;
(b) is the subject of your reasonable efforts to maintain its secrecy; and
(c) is used, capable of being used, or intended to be used in commerce.

A "Trade Secret" does not include information that is the subject of a patent, copyright, trademark or service mark, or an application therefore

"Acceptance" means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

"Certificate of Deposit" means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

"Certificate of Origin or Title" means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

"Certificated Security" means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

"Company's Computer System" means those Computer Systems owned, leased or operated by the Company.

"Computer Program" means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

"Computer System" means computer hardware, software, firmware, and components thereof, including electronic data stored thereon, which are linked together through a network of two or more computers, including such networks accessible through the Internet.

"Counterfeit" means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

"Custodian" means the institution designated by an Investment Company to maintain possession and control of its assets.

"Customer Communication Systems" means those communications systems which provide customers of the Insured with direct access to the Company's Computer Systems.

"Electronic Data" means facts or information converted to a form usable in a Computer System and which is stored on Electronic Data Processing Media for use by Computer Programs.

"Electronic Data Processing Media" means the punched cards, magnetic tapes, punched tapes, magnetic discs, optical storage discs, or other bulk media on which data are recorded.

"Electronic Funds Transfer System" means those systems which operate automated teller machines or point of sale terminals and include any shared networks or facilities for said system, in which the Insured participates.

"Employee" means:

(1) a natural person in the service of any Company covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision or a guest student pursuing studies or duties while performing services for a Company;

(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5) each natural person, partnership, corporation or other entity authorized by the Insured to perform services as data processors of checks or other accounting records related to such checks of the Insured, but only while such person, partnership, corporation or other entity is actually performing such services and not creating, preparing, modifying or maintaining the Insured's computer software or programs, herein called Processor. Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond; a Federal Reserve Bank or clearing house shall not be construed to be a Processor;

(6) a Partner of the Insured, unless not covered as stated in an endorsement to this bond;

(7) a natural person in the voluntary service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured has the right to direct and control while performing services for the Insured;

(8) a natural person hired as a consultant under written contract and subject to the direction and supervision of the management of the Insured while performing services for the Insured;

(9) any leased employees, outside consultants under written contract with the Insured.

"Evidence of Debt" means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

"False Pretense" means the delivery and transfer of tangible property on the premises of the Insured, or on the premises in which the Property is lodged or deposited, to a person on said premises as the direct result of a fraudulent representation made by said person to the Insured at the time of delivery of and transfer of said Property.

"Financial Interest" in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partners, the value of all right, title and interest of such general partner(s), determined as of the close of business of the date of discovery of loss covered by this bond, in the aggregate of:

(a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured asset-off against loss covered by this bond; provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not

sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such

general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and as respects limited partners the value of such limited partner's investment in the Insured.

"Forgery" means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

"Guarantee" means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

"Initial Transaction Statement" means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent by the issuer to the Insured as registered owner or registered pledgee containing:

(1) a description of the issue of which the Uncertificated Security is a part;

(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee or the pledgee whose interest was released; and

(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are no such liens, restrictions or adverse claims; and

(5) the date the transfer, pledge or release was registered.

"Instruction" means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified to be registered.

"Internet" means the worldwide public network of computers as it currently exists or may be manifested in the future, including the Internet, an intranet, an extranet or a virtual private network.

"Items of Deposit" means any one or more checks and drafts.

"Letter of Credit" means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

"Loan" means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

"Money" means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

"Negotiable Instrument" means any writing

(1) signed by the maker or drawer; and

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3) is payable on demand or at a definite time; and

(4) is payable to order or bearer.

"Partner" means a natural person who

(1) is a general partner of the Insured, or

(2) is a limited partner or an Employee of a Company.

"Property" means Money, Certificated Securities, Initial Transaction Statements, any Statement of Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold lottery tickets, books of account, Electronic Data and Electronic Data Processing Media, and other records whether recorded in writing or electronically, gems,

jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

"Security Agreement" means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

"Service Bureau" means a natural person, partnership, corporation or other entity authorized by written agreement to perform data processing services using Computer Systems.

"Service Bureau's Computer System" means those Computer Systems owned, leased or operated by the Service Bureau.

"Single Loss Limit" means all covered loss resulting from (a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or (b) any one act or series of related unintentional or negligent acts or omission on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or (c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or (d) any one casualty or event not specified in (a), (b) or (c) preceding.

"Statement of Uncertificated Security" means a written statement of the issuer of an Uncertificated Security containing:

(1) a description of the issue of which the Uncertificated Security is a part;

(2) the number of shares or units:

(a) transferred to the registered owner;

(b) pledged by the registered owner to the registered pledgee;

(c) released from pledge by the registered pledgee;

(d) registered in the name of the registered owner on the date of the statement; or

(e) subject to pledge on the date of the statement;

(3) the name and address of the registered owner and registered pledgee;

(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5) the date:

(a) the transfer of the shares or units to the new registered owner of the shares or units was registered;
(b) the pledge of the registered pledgee was registered; or
(c) of the statement, if it is a periodic or annual statement.

"Telefacsimile Device" means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

"Trading" means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

"Transportation Company" means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

"Uncertificated Security" means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

"Withdrawal Order" means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of Funds stated therein.

3. EXCLUSIONS

EXCLUSION SECTION I: EXCLUSIONS THAT APPLY TO ALL INSURING AGREEMENTS

This bond does not apply:

a. to any claim alleging, arising out of, based upon or attributable to the facts alleged, or to the same or related wrongful acts alleged or contained in any claim which has been reported, or in any circumstances of which notice has been given, under any bond of which this bond is a renewal or replacement;

b. to any claim arising out of, based upon or attributable to any bankruptcy, insolvency, conservatorship, receivership or liquidation of, or suspension of payment or refusal to pay, by any broker or dealer in securities or commodities, clearing agency, or any bank or banking firm, or any insurance or reinsurance entity; provided, however, this exclusion shall not apply to any claim in connection with any investment by an Insured on the behalf of customer(s) or client(s) in the securities of any entity experiencing any of the foregoing activities;

c. to any claim, arising out of, based upon or attributable to, a failure to produce securities by any broker or dealer in securities or commodities, clearing agency, or any bank or banking firm, or any insurance or reinsurance entity; provided, however, this exclusion shall not apply to Defense Costs;

d. for any amount for which the Insured is not financially liable or which any claimant is without legal recourse against the Insured, or matters which may be deemed uninsurable under the law pursuant to which this bond shall be construed, it being understood and agreed that with respect to the enforceability of the insurability of any loss, this policy shall be governed by such applicable law that most favors insurability of such loss;

e. to any claim arising out of, or attributable to any finally adjudicated violation of the Racketeer Influenced and Corrupt Organizations Act (18 USC Sections 1961 et seq., and amendments thereto) or any rules or regulation promulgated thereunder;

f. to any claim alleging, based upon or arising out of infringement of patent or misappropriation of Trade Secrets; or

g. loss of Property or Electronic Data Processing Media or Electronic Data while

  (a) in the mail, or
  (b) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement (A);

h. potential income, including but not limited to interest and dividends, not realized by the Company;

i. loss through the surrender of Property away from an office of the Company as a result of a threat:

  (a) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Company of any such threat, or
  (b) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A);

j. loss due to riot or civil commotion outside the United States of America and Canada and any country in which the Company maintains an office; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (B) In Transit, and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

k. indirect or consequential loss of any nature including damages to third parties of any type for which the insured is legally liable, except compensatory damages, but not multiples thereof;

l. loss resulting from Forgery or alteration except when covered under Insuring Agreements (A), (D), (E), or (F)

m. all fees, costs and expenses incurred by the Company:

  (1) in establishing the existence of or amount of loss covered under this bond, or
  (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Company to loss covered by this bond,

except for Audit Expense, Claims Expense, or Section 5 (Defense, Investigation and Settlement)

EXCLUSION SECTION II: EXCLUSIONS THAT EXCLUSIVELY APPLY TO Insuring Agreements A THROUGH H

This bond does not apply to:

a. loss resulting from any act or acts of any person who is a member of the board of directors of the Company or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Company in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

b. loss resulting from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

c. loss resulting from any violation by the Company or by any Employee

   (a) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or
   (b) of any rule or regulation made pursuant to any such law, unless with respect to (a) and (b) that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Company in a similar amount in the absence of such laws, rules or regulations;

d. loss resulting from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Company, Funds or Property of the Company held by it in any capacity, except when covered under Insuring Agreements (A) or (B);

e. loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

f. loss resulting from transactions in a customer's or the Company's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's or the Insured's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

g. damages resulting from any civil, criminal or other legal proceeding in which the Company is finally adjudicated in an action or proceeding to have engaged in racketeering activity except when the Company establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Company covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States; Code 1961 et seq., as amended;

h. loss resulting from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards:

(1) in obtaining credit or funds,

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of Electronic Funds Transfer Systems, whether such cards were issued, or purport to have been issued, by the Company or by anyone other than the Company, except when covered under Insuring Agreement (A);

i. loss involving automated mechanical devices which, on behalf of the Company, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

j. loss resulting from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Company at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

k. loss involving Items of Deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

l. loss resulting from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

m. loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Company, and in any event, loss of such property occurring more than 60 days after the Company takes possession of such property, except when covered under Insuring Agreements (A) or (B);

n. Loss, under Insuring Agreement (A) resulting from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

o. loss caused by a Partner of the Company unless the amount of such loss exceeds the Financial Interest in the Company of such Partner and the retention applicable to this bond, and then for the excess only;

p. loss resulting from any actual or alleged representation, advice, warranty or Guarantee as to the performance of any investments unless the act or acts which caused such loss involved fraudulent or dishonest conduct which would have covered a loss to the Company in a similar amount in the absence of such laws, rules or regulations;

q. loss due to liability imposed upon the Company as a result of the unlawful disclosure of non-public material information by the Company or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

EXCLUSION SECTION III: EXCLUSIONS THAT EXCLUSIVELY APPLY TO Insuring Agreements--I THROUGH K

This bond does not apply to:

a. loss resulting from the fraudulent preparation or fraudulent modification of Computer Programs unless covered under Insuring Agreement I;

b. loss caused by an identifiable employee of the Company or by a person or persons in collusion with an Employee of the Company. Prior knowledge by any that a fraudulent act by a person, or persons, not in the employ of the Company, has been, or will be, perpetrated shall, for the intent and purpose of this bond, be deemed to be collusion should said Employee willfully or deliberately withhold this knowledge from the Company. The withholding of knowledge from the Company by an Employee because of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Company, shall not be deemed to be or to constitute collusion;

c. loss resulting from the assumption of liability by the Company by contract unless the liability arises from a loss covered by Insuring Agreements (I) , (J) or (K) and would be imposed on the Company regardless of the existence of the contract;

d. loss resulting from:

 (a) written Instructions or advices, or

 (b) telegraphic or cable instructions or advices;

e. loss resulting from Negotiable Instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeited, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

f. loss resulting from the accessing of any confidential information including, but not limited to, Trade Secret information, Computer Programs or customer information unless such information is used to commit a fraud that otherwise would be independently covered under this bond.;

g. loss resulting from (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge, which affects a Computer System, or (2) failure or breakdown of Electronic Data Processing Media, or (3) error or omission in programming or processing;

h. loss resulting from the fraudulent preparation or fraudulent modification of electronic computer instructions;

i. loss resulting from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a customer, or other person, who had authorized access to the customer's authentication mechanism;

j. loss resulting from fraudulent features contained in electronic computer instructions developed for sale to, or sold to, multiple customers at the time of their acquisition from a vendor or consultant;

k. loss resulting from the assumption of liability by the Company by contract unless the liability arises from a loss covered by the Insuring Agreements (K), (I) or (J) and would be imposed on the Company regardless of the existence of the contract.

4. OWNERSHIP

This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use of the benefit of the Insured named in the Declarations.

5. **DEFENSE, INVESTIGATION AND SETTLEMENT (INCLUDED IN THE LIMIT OF LIABILITY)**

A. DEFENSE

Except as hereinafter stated, the Insurer shall advance Defense Costs, excess of any applicable retention amount pursuant to Clause 8 hereof, and applicable law no later than ninety (90) days (in the case of an Individual Insured sixty (60) days) after the receipt by the Insurer of written notice of such costs. The Insureds shall defend any claim made against them. The Insured shall give the Insurer such information and cooperation as it may reasonably require. The Insurer shall be entitled to effectively associate in the defense and settlement of any claim that appears reasonably likely to involve the Insurer, including, but not limited to, the right to effectively associate in the negotiation of a settlement.

B. INVESTIGATION AND SETTLEMENT

The Insurer shall have the right to make any investigation it deems necessary with respect to any claim or notice of circumstances under this bond at its own expense.

The Insured shall not admit liability for or settle any claim or incur any Defense Costs without the Insurer's prior written consent, which consent shall not be unreasonably withheld; however, if the Insured is able to dispose of all claims which are subject to one retention amount for an amount not exceeding the retention amount (inclusive of Defense Costs), then the Insurer's consent shall not be required for such claims.

If the Insurer recommends a settlement within the bond's applicable Single Loss Limit which is acceptable to the claimant and the Insureds do not consent to such settlement then, subject to the applicable limit of liability, the Insurer's liability for all loss on account of such claim shall not exceed: (1) the amount for which the Insurer could have settled such claim plus Defense Costs incurred as of the date such settlement was proposed, plus (2) 50% of covered loss in excess of such settlement amount, it being a condition of this insurance that the remaining 50% of such loss excess of the settlement amount shall be carried by the Company and the Insureds at their own risk and be uninsured. Notwithstanding the foregoing, this paragraph shall not apply until the settlement amount exceeds the retention amount stated in Item 5 of the Declarations.

The Insurer shall not be obligated to pay any claim or judgment of Defense Costs after the limit of liability set forth in Item 4 of the Declarations has been exhausted by payment by the Insurer of judgments, settlements, Defense Costs or any other covered loss.

6. TERRITORY

This bond shall apply to any claim made against any Insured anywhere in the world. All premiums, limits, retentions, loss and other amounts under this bond are expressed and payable in the currency of the United States of America. If judgment is rendered, settlement is denominated or other elements of loss are stated or incurred in a currency other than United States of America dollars, payment of covered loss due under this bond (subject to the terms, conditions and limitations of this bond) will be made either in such other currency (at the option of the Insurer and if agreeable to the Named Insured) or, in United States of America dollars, at the rate of exchange published in The Wall Street Journal on the date the Insurer's obligation to pay such loss is established (or if not published on such date the next publication date of The Wall Street Journal).

Payment of loss under this bond shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanction laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

In regard to claims brought and maintained solely in a Foreign Jurisdiction against the Company operating in such Foreign Jurisdiction or an Individual Insured thereof for acts committed in such Foreign Jurisdiction, the Insurer shall apply to such claim(s) those terms and conditions (and related provisions) of the Foreign Bond registered with the appropriate regulatory body in such Foreign Jurisdiction or regularly offered for sale in that Foreign Jurisdiction that are more favorable to such Insured than the terms and conditions of this bond.

For purposes of this extension, "Foreign Bond" means the Insurer's or any other affiliate company of Chartis Insurance Company executive managerial liability bond (including all mandatory endorsements, if any) approved by Chartis Insurance Company or such affiliate company to be sold within a Foreign Jurisdiction that provides coverage substantially similar to the coverage afforded under this bond. If more than one such bond exists, then "Foreign Bond" means such standard bond most recently registered in the local language of the Foreign Jurisdiction, or if no such bond has been registered, then the bond most recently regularly offered for sale in that Foreign Jurisdiction. The term "Foreign Bond" shall not include any partnership managerial or pension trust bond.

7. LIMIT OF LIABILITY (INCLUDING DEFENSE COSTS)

The limit of liability stated in the Declarations is the aggregate limit of the Insurer's liability for all loss arising out of claims first discovered and reported to the Insurer during the Bond Period or during the Extended Reporting Period, regardless of the number of Insureds, claims or claimants. The aggregate limit of liability for the Extended Reporting Period shall be part of, and not in addition to, the aggregate limit of liability for the Bond Period. The Insurer shall be absolutely entitled to pay settlements, judgments, awards and Defense Costs as they become due and payable by the Insured without consideration of other future payment obligations. Defense Costs are subject to, part of, and not payable by the Insurer in addition to, the limit of liability.

8. RETENTION

The Insurer shall only be liable for the amount of loss arising from any claim, which is in excess of the retention amount stated in Item 5 of the Declarations, such retention amount shall be borne by the Insured and remain uninsured. A single retention amount shall apply to all amounts payable hereunder arising from all claims alleging the same act or interelated wrongful acts.

It is further understood and agreed that in the event a Company refuses or is unable to pay an applicable retention as required under Coverage II due to financial insolvency, then the Insurer shall commence advancing Defense Costs within the retention and pursuant to the other terms, conditions and exclusions of this bond, provided that the Insurer shall be entitled to recover the amount of Defense Costs advanced within the retention from the Company pursuant to Clause 13. SUBROGATION.

9. NOTICE/CLAIM REPORTING PROVISIONS

Notice hereunder shall be given in writing to Vice President, Financial Institutions Claims, Chartis, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225. If mailed, the date of mailing of such notice shall constitute the date that such notice was given and proof of mailing shall be sufficient proof of notice. Notice given by or on behalf of the Insured to any authorized representative of the Insurer shall be deemed notice to the Insurer.

(i) (a) The Insured shall, as a condition precedent to the obligations of the Insurer under this bond, give written notice of a claim or claim made against an Insured as soon as practicable after a Vice President in the Fidelity Insurance & Risk Management Department first becomes aware of the claim, but in all events no later than either: the end of the Bond Period (if applicable), or

(b) within 60 days after the end of the Bond Period or the Extended Reporting Period (if applicable), as long as such claim was first made against an Insured within the final 60 days of the Bond Period or the Extended Reporting Period (if applicable).

It being understood and agreed that the limitations provided in sub-sections (a) and (b) above shall not apply unless the Insurer has been prejudiced by non-compliance with such provisions.

(ii) If during the Bond Period or during the Extended Reporting Period (if applicable), written notice of a claim has been given to the Insurer pursuant to Clause 9(a) above, then any claim which is subsequently made against the Insured and reported to the Insurer alleging, arising out of, based upon or attributable to the facts alleged in the claim of which such notice has been given, or alleging any act which is the same as or related to any act alleged in the claim of which such notice has been given, shall be considered related to the first claim and made at the time such notice was given.

(iii) If during the Bond Period or during the Extended Reporting Period (if applicable), the Insured shall become aware of any circumstances which may reasonably be expected to give rise to a claim being made against the Insured and shall give written notice to the Insurer of the circumstances and the reasons for anticipating such a claim, with full particulars as to dates and persons involved, then any claim which is subsequently made against the Insured and reported to the Insurer alleging, arising out of, based upon or attributable to such noticed circumstances or alleging any act which is the same as or related to any act alleged or contained in such noticed circumstances, shall be considered made at the time such notice of such circumstances was given.

10. **COOPERATION**

The Insured shall cooperate with the Insurer and, upon the Insurer's request, assist in making settlements, in the conduct of suits or proceedings, and in enforcing any right of contribution or indemnity against any person or organization who may be liable to the Insured. The Insured shall attend hearings, trials and depositions and shall assist in securing and giving evidence and obtaining the attendance of witnesses.

11. **EXTENDED REPORTING PERIOD**

If the Insurer or the Named Insured shall cancel or decline to renew this bond, the Insured shall have the right, upon payment of an additional premium in an amount not to exceed 150% of the full annual premium, to a period of one year following the effective date of such cancellation or non-renewal (herein referred to as the Extended Reporting Period) in which to give written notice to the Insurer of claims first made against the Insured during such Extended Reporting Period for any act occurring prior to the end of the Bond Period and otherwise covered by this bond. The rights contained in this clause shall terminate, however, unless written notice of such election together with the additional premium due is received by the Insurer within thirty (30) days of the effective date of cancellation or non-renewal. The additional premium for the Extended Reporting Period shall be fully earned at the inception of the Extended Reporting Period. The Extended Reporting Period is not cancelable. This clause and the rights contained herein shall not apply to any cancellation resulting from non-payment of premium.

The offer by the Insurer of renewal terms, conditions, limit of liability and/or premiums different from those of the expiring bond shall not constitute a declination to renew by the Insurer.

12. **CANCELLATION CLAUSE**

This bond may not be canceled by the Insured or the Insurer, except as indicated below.

This bond may be canceled by or on behalf of the Insurer in the event of non-payment of premium by the Insured. In the event of non-payment of premium by the Insured, the Insurer may cancel this bond by delivering to the Insured or by mailing to the Insured, by registered, certified, or other first class mail, at the Insured's address as shown in Item 1(a) of the Declarations, written notice stating when, not less than 15 days thereafter, the cancellation shall be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice. The Bond Period terminates at the date and hour specified in such notice, or at the date and time of surrender.

Notwithstanding the above, any layer of insurance for which any insurer on this bond or any excess layer above it participates may be cancelled by the Insured in the event that the A.M. Best rating of that insurer is determined to be below an A rating. In no way does the cancellation of any layer of insurance affect the other layers of insurance, and, specifically, no insurer will be required to attach at a lower level or participate to a greater extent on a quota share than it otherwise would had no cancellation taken place. In the event of cancellation by either the Insurer or the Insured as indicated above, the Insurer shall be entitled to the annual premium on a pro-rate basis and, if applicable, shall return such unused premium to the Insured within 10 days of cancellation.

If the period of limitation relating to the giving of notice as set forth in this Clause is also set forth in any law controlling the construction thereof, then such period shall be deemed to be amended so as to be equal to the minimum period of limitation set forth in the controlling law.

13. SUBROGATION

In the event of any payment under this bond, the Insurer shall be subrogated to the extent of such payment to all the Insured's rights of recovery therefor, and the Insured shall execute all papers required and shall do everything that may be reasonably necessary to secure such rights. The Insured shall do nothing to prejudice such rights. Any amount recovered in excess of the Insurer's total payment shall be restored to the Insured, less the cost to the Insurer of recovery. In no event, however, shall the Insurer exercise its rights of subrogation against an Insured under this bond unless such Insured has been convicted of a deliberate criminal act, or been determined, through a final non-appealable adjudication in an action or proceeding other than an action or proceeding initiated by the Insurer to determine coverage under the bond establishes the Insured, to have in fact committed a deliberate fraudulent act or obtained any profit or advantage to which such Insured was not legally entitled.

In the event that the Insurer shall for any reason pay indemnifiable loss on behalf of an Individual Insured, the Insurer shall have the contractual right hereunder to recover from the Company the amount of such loss equal to the amount of the retention not satisfied by the Company and shall be subrogated to the rights of the Individual Insureds hereunder.

14. OTHER INSURANCE

Such insurance as is provided by this bond shall apply only as excess over any other valid and collectible insurance, unless such other insurance is written only as specific excess insurance over the limit of liability provided by this bond.

However, in the event of a claim under this bond for any alleged act(s) (including Interrelated Wrongful Acts) and such claim is also a valid and collectible covered claim (as "claim" is defined under the FMR Corporate Concentric Custom Bond) under the FMR Corporate Concentric Custom Bond, this bond, subject to this bond's terms and conditions, shall also cover such claim, but only to the extent that such claim is not valid and collectible under the FMR Corporate Concentric Custom Bond.

15. NOTICE AND AUTHORITY

It is agreed that any Vice President within the Fidelity Insurance Risk Management Department shall act on behalf of all Insureds with respect to the giving and receiving of notice of claim and cancellation, the payment of premiums and the receiving of any return premiums that may become due under this bond, the receipt and acceptance of any endorsements issued to form a part of this bond and the exercising or declining to exercise any right to an Extended Reporting Period.

16. ASSIGNMENT

Assignment of interest under this bond shall not bind the Insurer until its consent is endorsed hereon; however, subject otherwise to the terms hereof, this bond shall cover the estate, heirs or legal representative of the Insured in the event of the Insured's death, bankruptcy, insolvency or being adjudged incompetent.

17. ACTION AGAINST INSURER

Except as provided in Clause 19 of this bond, no action shall lie against the Insurer unless, as a condition precedent thereto, there shall have been full compliance with all of the terms of this bond, nor until the amount of the Insured's obligation to pay shall have been finally determined either by judgment against the Insured after actual trial or by written agreement of the Insured, the claimant and the Insurer.

Any person or organization or the legal representative thereof who has secured such judgment or written agreement shall thereafter be entitled to recover under this bond to the extent of the insurance afforded by this bond. No person or organization shall have any right under this bond to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by an Insured or his, her or its legal representative. Bankruptcy or insolvency of an Insured or of his, her or its estate shall not relieve the Insurer of any of its obligations hereunder.

18. SERVICE OF SUIT

It is agreed that in the event of failure of the Insurer to pay any amount claimed to be due hereunder, the Insurer, at the request of the Insured, will submit to the jurisdiction of a court of competent jurisdiction within the United States. Nothing in this condition constitutes or should be understood to constitute a waiver of the Insurer's right to commence an action in any court of competent jurisdiction in the United States to remove an action to a United States District Court or to seek a transfer of a case to another court as permitted by the laws of the United States or of any state in the United States. It is further agreed that service of process in such suit may be made upon Counsel, Legal Department, American International Specialty Lines Insurance Company, 175 Water Street, New York, NY 10270 or his or her representative, and that in any suit instituted against the Insurer upon this contract, the Insurer will abide by the final decision of such court or of any appellate court in the event of any appeal.

Further, pursuant to any statute of any state, territory, or district of the United States which makes provision therefor, the Insurer hereby designates the Superintendent, Commissioner, or Director of Insurance, other officer specified for that purpose in the statute, or his or her successor or successors in office as its true and lawful attorney upon whom may be served any lawful process in any action, suit, or proceeding instituted by or on behalf of the Insured or any beneficiary hereunder arising out of this contract of insurance, and hereby designates the above named Counsel as the person to whom the said officer is authorized to mail such process or a true copy thereof.

19. DISPUTE RESOLUTION PROCESS

It is hereby understood and agreed that all disputes or differences which may arise under or in connection with this bond, whether arising before or after termination of this bond, including any determination of the amount of loss, shall be submitted to the alternative dispute resolution ("ADR") process set forth in this clause.

Either the Insurer or an Insured may elect the type of ADR process discussed below; provided, however, that such Insured shall have the right to reject the Insurer's choice of the type of ADR process at any time prior to its commencement, in which case such Insured's choice of ADR process shall control.

The Insurer and each and every Insured agrees that there shall be two choices of ADR process: (1) non-binding mediation administered by the American Arbitration Association, in which the Insurer and any such Insured shall try in good faith to settle the dispute by mediation under or in accordance with its then-prevailing Commercial Mediation Rules; or (2) arbitration submitted to the American Arbitration Association in accordance with its then-prevailing Commercial Arbitration Rules, in which the arbitration panel shall consist of three disinterested individuals. In either mediation or arbitration, the mediator or arbitrators shall have knowledge of the legal, corporate management, or insurance issues relevant to the matters in dispute. The mediator or arbitrators shall also give due consideration to the general principles of the law of the state where the Named Insured is incorporated in the construction or interpretation of the provisions of this bond. In the event of arbitration, the decision of the arbitrators shall be final and binding and provided to both parties, and the arbitrators' award shall not include attorneys fees or other costs. In the event of mediation, either party shall have the right to commence a judicial proceeding; provided, however, that no such judicial proceeding shall be commenced until the mediation shall have been terminated and at least 30 days shall have elapsed from the date of the termination of the mediation. In all events, each party shall share equally the expenses of the ADR process.

The laws of the State of New York shall apply, except with regards, to (a) the procurements, issuance or delivery of this bond, including any provisions of the bond relating to its cancellation or nonrenewal (if any), or any other New York State regulations or requirements regarding policies issued pursuant to New York State Insurance Law; and (b) the determination of the availability of punitive damages, unless New York law otherwise applies.

Either choice of ADR process may be commenced in New York, New York; or in the state indicated in Item 1(a) of the Declarations as the mailing address for the Named Insured. The Named Insured shall act on behalf of each and every Insured in deciding to proceed with an ADR process under this clause.

20. ORDER OF PAYMENTS

In the event of loss arising from a claim for which payment is due under this bond, the Insurer shall in all events:

a. first, pay loss for which coverage is provided under Coverage Section II.A and then Coverage Section II.C of this bond; then

b. pay such other loss for which coverage is provided under this bond.

The bankruptcy or financial insolvency of any Company shall not relieve the Insurer of any of its obligations to prioritize payment of covered loss under this bond pursuant to this Clause 21.

21. REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct in all material respects. The individual signing the application hereby makes such representation on behalf of himself/herself and the Company under the attached bond (as that term is defined in the attached bond) after inquiry of all the directors and officers of the Insured and its subsidiaries, to the extent coverage is granted to any of its subsidiaries under the attached bond.

Such application constitutes part of this bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

22. MOST FAVORABLE JURISDICTION

It is hereby understood and agreed that, solely with respect to the enforceability of any coverage for punitive, exemplary, and multiplied damages, this bond shall be governed by such applicable law that most favors coverage for such penalties and punitive, exemplary, and multiplied damages.

23. HEADINGS

The descriptions in the headings of this bond are solely for convenience, and form no part of the terms and conditions of coverage.

ENDORSEMENT# 1

This endorsement, effective at 12:01 AM July 1, 2014 forms a part of
Policy No. 01-329-88-97
Issued to: ALL FIDELITY FUNDS

By: National Union Fire Insurance Company of Pittsburgh. Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 2

This endorsement, effective 12:01 AM July 1, 2014 forms a part of
policy number 01-329-88-97
issued to ALL FIDELITY FUNDS

by National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER VIRUS RIDER

In consideration of the premium charged, it is hereby understood and agreed that the bond is hereby amended by adding the following Insuring Agreement to the bond as follows:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Insuring Agreement attached to this bond.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Solely with respect to the coverage provided by this rider, the following Definitions are added to the bond:

(i) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(ii) Computer System means:

(1) computers with related peripheral components, including storage components wherever located,
(2) systems and applications software,
(3) terminal devices, and
(4) related communication networks, including the Internet,

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

This endorsement, effective 12:01 AM July 1, 2014 forms a part of
policy number 01-329-88-97
issued to ALL FIDELITY FUNDS

by National Union Fire Insurance Company of Pittsburgh, Pa.

(iii) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Insuring Agreement attached to this bond if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Solely with respect to the coverage provided by this rider, the following Definitions are added to the bond:

(i) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(ii) Computer System means:

(5) computers with related peripheral components, including storage components wherever located,
(6) systems and applications software,
(7) terminal devices, and
(8) related communication networks, including the Internet,

ENDORSEMENT# 2 (Continued)

This endorsement, effective 12:01 AM July 1, 2014 forms a part of
policy number 01-329-88-97
issued to ALL FIDELITY FUNDS

by National Union Fire Insurance Company of Pittsburgh, Pa.

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(iii) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 3

This endorsement, effective *12:01 AM* *July 1, 2014* forms a part of policy number *01-329-88-97*
issued to *ALL FIDELITY FUNDS*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

TIE-IN OF LIMITS ENDORSEMENTS - ABSOLUTE

In consideration of the premium charged, it is hereby understood and agreed that the combined **Limit of Liability** of the **Insurer** for all **Claims** both under this policy's **Limit of Liability**, as set forth in the Declarations of this policy, and also under policy No. *04-406-40-35* issued to *ALL FIDELITY FUNDS* by *National Union Fire Insurance Company of Pittsburg* (or any renewal or replacement of such policy or which succeeds such policy in time) ("**Other Chartis Policy**"), shall be *$15,000,000*.

Accordingly, the **Limit of Liability** for **Loss** under this policy shall be reduced by **Loss** incurred under the **Other Chartis Policy** because the **Limit of Liability** under the **Other Chartis Policy** is now part of and not in addition to the **Limit of Liability** of this policy as set forth in the Declarations of this policy.

Finally, nothing in this endorsement shall be construed to increase the **Insurer's Limit of Liability** set forth in the Declarations of such **Other Chartis Policy** which shall remain the maximum liability of the **Insurer** for all **Claims** under such **Other Chartis Policy**, or the **Insurer's Limit of Liability** under this policy as set forth in the Declarations of this policy which shall remain the maximum liability of the **Insurer** for all **Loss** in the aggregate under this policy.

ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS REMAIN UNCHANGED.

Robert M. Yellen

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 4

This endorsement, effective 12:01 AM July 1, 2014 forms a part of
policy number 01-329-88-97
issued to ALL FIDELITY FUNDS

by National Union Fire Insurance Company of Pittsburgh, Pa.

FACSIMILE SIGNATURE

It is agreed that:

1. The attached bond is hereby amended by adding an additional Agreement as follows:
2.

Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker, or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured's mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured's having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

(a) such facsimile signature is used on a document
(1) as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or
(2) as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect and transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

(b) the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; an

(c) this Insuring Agreement shall not apply to any Certificated Securities which are counterfeit.

Robert M Keller

AUTHORIZED REPRESENTATIVE

MNSCPT

END 4

ENDORSEMENT# 5

This endorsement, effective 12:01 AM July 1, 2014 forms a part of
policy number 01-329-88-97
issued to ALL FIDELITY FUNDS

by National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM
(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. *Email Reporting of Claims*: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

   c-claim@AIG.com

   Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

   In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227-1750.

2. *Definitions*: For this endorsement only, the following definitions shall apply:

   (a) "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

   (b) "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

   (c) "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

Robert M Yellen

AUTHORIZED REPRESENTATIVE

END 005

ENDORSEMENT# *6*

This endorsement, effective *12:01 AM* *July 1, 2014* forms a part of policy number *01-329-88-97*
issued to *ALL FIDELITY FUNDS*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

AMEND INSURING AGREEMENT

The following Insuring Agreements will be added to the bond:

Stop Payment

Loss against any and all sums which the Company shall become obligated to pay by reason of the liability imposed upon the Company by law for damages:

(a) for having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Company or any authorized representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder, or subscriber or any authorized representative of any customer, shareholder or subscriber; or

(b) for having refused to have any draft made or drawn by any customer, shareholder or subscriber of the Company or any authorized representative of such shareholder, subscriber or representative.

Limit of Liability:	$100,000
Deductible:	$2,500

The following is added to the definition of Employee:

(8) directors or trustees of the Company, the investment advisor, underwriter (distributor), transfer agent or shareholder accounting record keeper or administrator authorized by written agreement to keep financial and/or other required records but only while performing acts coming within the scope of the usual duties of an officer or employee.

(9) any officer or Partner or Employee of:

an investment advisoran underwriter (distributor)a transfer agent or shareholder accounting record-keeperan administrator authorized by written agreement to keep financial and/or other required records for a Company.

(12) Any officers or employees of any predecessor of the Insured whose principal assets are acquired by the Company by consolidation or merger with, or purchase of assets or capital stock if such predecessor.

ENDORSEMENT# *6* **(Continued)**

This endorsement, effective *12:01 AM* *July 1, 2014* forms a part of
policy number *01-329-88-97*
issued to *ALL FIDELITY FUNDS*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

The following definition is added to the bond:

Larceny and Embezzlement as it applies to any Named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

The following condition is added to the bond:

Central Handling of Securities

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Insurer shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Insurer shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

This endorsement, effective *12:01 AM* *July 1, 2014* forms a part of
policy number *01-329-88-97*
issued to *ALL FIDELITY FUNDS*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Insurer on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer the rights provided for herein.

The following is added to Section 9 - Notice/Claim Reporting Provisions:

Upon the detection by any Company that an Employee has committed any dishonest or fraudulent act(s) of theft, the Company shall immediately remove such Employee from a position that may enable such Employee to cause the Company to suffer a loss by any subsequent dishonest or fraudulent act(s) of theft. The Company, within forty-eight (48) hours of such detection, shall notify the Insurer with full and complete particulars of the detected dishonest or fraudulent act(s) of theft.

ENDORSEMENT# *6* **(Continued)**

This endorsement, effective *12:01 AM* *July 1, 2014* forms a part of
policy number *01-329-88-97*
issued to *ALL FIDELITY FUNDS*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

The following Insuring Agreement is added:

Unauthorized Signatures

Loss resulting directly from the Company having accepted, paid, or cashed any original check or withdrawal order made to drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Company as a signatory on such account. It shall be a condition precedent to the Company's right of recovery under this Insuring Agreement that the Insured shall have on file, signatures of all persons who are signatories on such account.

The Single Loss limit under this Insuring Agreement is $3,000,000, which is part of and not in addition to the Aggregate Limit shown on the Declaration Page of this bond. A retention of $25,000 applies to each and every loss.

The following Insuring Agreement is added:

Claims Expense

Reasonable expenses necessarily incurred and paid by the Company in preparing any valid claim for loss as defined in the bond, and any other valid coverage added by rider which loss exceeds the applicable retention amount. The Insurer's maximum liability for such expenses paid by the Company in preparing any one such claim shall be limited to $100,000, such aggregate limit is provided as part of, and not in addition to, the Aggregate Limit of Liability shown on the Declaration Page. A $2,500 retention will apply to each and every loss.

AUTHORIZED REPRESENTATIVE

END 6

ENDORSEMENT# *7*

This endorsement, effective *12:01 AM* *July 1, 2014* forms a part of
policy number *01-329-88-97*
issued to *ALL FIDELITY FUNDS*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

AUTOMATED PHONE SYSTEM

It is agreed:

1. The attached bond is amended by adding and Insuring Agreement as follows:

   I. Loss caused by an Automated Phone System (APS) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond period all APS Designated Procedures with respect to APS Transactions. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the bond.

      1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

         a. "APS Transaction" means any APS Redemption, APS Election or APS Exchange.

         b. "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller though use of a telephone keypad.

         c. "APS Election" means any election concerning dividend options available to fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

         d. "APS Exchange" means any exchange of shares in a registered account of one fund into shares in identically registered account of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

This endorsement, effective *12:01 AM* *July 1, 2014* forms a part of
policy number *01-329-88-97*
issued to *ALL FIDELITY FUNDS*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

e. "APS Designated Procedures" means all of the following procedures:

(1) Election in Application: No APS Transaction shall be executed unless the shareholder or unit holder to whose account such an APS Transaction relates has previously elected by official designation to permit such APS Redemptions;

(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six (6) months.

(a). Information contained in the records shall be capable of being retrieved through the following methods:

Procedures normally used by the Insured

(b). Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success area of no less than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN").

(a) Limited attempts to enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four-hour day) to enter the PIN

This endorsement, effective 12:01 AM July 1, 2014 forms a part of
policy number 01-329-88-97
issued to ALL FIDELITY FUNDS

by National Union Fire Insurance Company of Pittsburgh, Pa.

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five (5) business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

Procedures normally used by the Insured

2. Exclusions: It is further understood and agreed that this extension shall not cover:

a. any loss covered under Insuring Agreement (A), FIDELITY, of this bond:

b. any loss resulting from:

(1) the redemption of shares, where the proceeds of such redemption are made payable to other than

(i) the shareholder of record; or

(ii) a person officially designated to receive redemption proceeds; or

(iii) a bank account officially designated to receive redemption proceeds, or

(2) the redemption of shares, where the proceeds of such redemption are paid by check mailed to an address, unless such address has either been

(i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption; or

This endorsement, effective *12:01 AM* *July 1, 2014* forms a part of
policy number *01-329-88-97*
issued to *ALL FIDELITY FUNDS*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

(ii) officially designated; or

(iii) verify by any other procedures which may be normally used by the Insured; or

(3) the redemption of shares, where the proceeds of such redemption are paid by wire transfer other than to the shareholder's officially designated bank account; or

(4) The intentional failure to adhere to one or more APS Designated Procedures.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# *8*

This endorsement, effective *12:01 AM* *July 1, 2014* forms a part of
policy number *01-329-88-97*
issued to *ALL FIDELITY FUNDS*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

SERVICE OF SUIT CLAUSE DELETED

In consideration of the premium charged, it is hereby understood and agreed that Clause 18. SERVICE OF SUIT is deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# *9*

This endorsement, effective *12:01 AM* *July 1, 2014* forms a part of
policy number *01-329-88-97*
issued to *ALL FIDELITY FUNDS*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
MNSCPT		FMR FUNDS CONCENTRIC CUSTOM BOND DEC PAGE
MNSCPT		FMR FUNDS CONCENTRIC CUSTOM BOND GUTS
89644	06/13	ECONOMIC SANCTIONS ENDORSEMENT
MNSCPT		COMPUTER VIRUS RIDER
SYSLIB		TIE-IN OF LIMITS ENDORSEMENTS - ABSOLUTE
MNSCPT		FACSIMILE SIGNATURE
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
MNSCPT		AMEND INSURING AGREEMENT
MNSCPT		AUTOMATED PHONE SYSTEM
MNSCPT		SERVICE OF SUIT CLAUSE DELETED
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

AIG

CLAIM REPORTING FORM

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: *01-329-88-97* Date: ________

Type of Coverage: D&O ____ E&O ____ Fidelity ____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

ALL FIDELITY FUNDS

Contact Person: ________

Title: ________

Phone: (____) ____ - ____ Ext ____

eMail: ________ @ ________

Case or Claimant Name: ________

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

____

Insurance Broker/Agent: *WILLIS OF MASSACHUSETTS, INC.*

Address: *THREE COPLEY PLACE, SUITE 300*

Address: *BOSTON, MA 02116-6501*

Contact: *DAVID GOLDSTEIN* Phone: ________

eMail: *david.goldstein@willis.com*

Send Notice of Claims to:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c-Claim@AIG.com

AIG

CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: 01-329-88-97

Date of Discovery: ______________ Estimated Amount of loss: ______________

Cause of Loss:	Employee Dishonesty	______	Computer Fraud	______
	Funds Transfer	______	Robbery/Burglary	______
	ID Theft	______	Forgery	______
	Client Property	______	In Transit	______
	ERISA	______	Credit Card Forgery	______
	Other	______	if Other, describe: ______________	

Send Notice Of Claims To:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c-Claim@AIG.com

centralized Customer Link and Information Management

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
3	Fidelity Hastings Street Trust	Fidelity Fund: Class K	953,395,508		
3	Fidelity Hastings Street Trust	Fidelity Fund	4,803,908,069		
4	Fidelity Puritan Trust	Fidelity Puritan Fund: Class K	6,269,429,124		
4	Fidelity Puritan Trust	Fidelity Puritan Fund	18,753,546,596		
5	Fidelity Trend Fund	Fidelity Trend Fund	1,469,704,842		
6	Fidelity Destiny Portfolios	Fidelity Advisor Diversified Stock Fund: Class O	1,884,400,080		
6	Fidelity Destiny Portfolios	Fidelity Advisor Diversified Stock Fund: Class T	28,819,359		
6	Fidelity Destiny Portfolios	Fidelity Advisor Diversified Stock Fund: Institutional Cla	40,568,817		
6	Fidelity Destiny Portfolios	Fidelity Advisor Diversified Stock Fund: Class C	24,860,307		
6	Fidelity Destiny Portfolios	Fidelity Advisor Diversified Stock Fund: Class B	701,038		
6	Fidelity Destiny Portfolios	Fidelity Advisor Diversified Stock Fund: Class A	229,512,022		
6	Fidelity Destiny Portfolios	Fidelity Advisor Diversified Stock Fund: Class Z	111,227		
14	Fidelity Advisor Series I	Fidelity Value Strategies Fund: Class K	85,651,120		
14	Fidelity Advisor Series I	Fidelity Advisor Value Strategies Fund: Institutional Clas	84,956,100		
14	Fidelity Advisor Series I	Fidelity Advisor Value Strategies Fund: Class C	52,360,202		
14	Fidelity Advisor Series I	Fidelity Advisor Value Strategies Fund: Class A	231,600,052		
14	Fidelity Advisor Series I	Fidelity Advisor Value Strategies Fund: Class T	320,587,916		
14	Fidelity Advisor Series I	Fidelity Advisor Value Strategies Fund: Class B	6,916,216		
14	Fidelity Advisor Series I	Fidelity Value Strategies Fund	761,888,521		
21	Fidelity Magellan Fund	Fidelity Magellan Fund: Class K	2,474,872,216		
21	Fidelity Magellan Fund	Fidelity Magellan Fund	14,106,980,505		
22	Fidelity Contrafund	Fidelity Contrafund: Class K	33,814,973,746		
22	Fidelity Contrafund	Fidelity Contrafund	76,029,616,601		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
23	Fidelity Devonshire Trust	Fidelity Equity-Income Fund: Class K	2,410,258,419		
23	Fidelity Devonshire Trust	Fidelity Equity-Income Fund	7,010,462,486		
25	Fidelity Mt. Vernon Street Trust	Fidelity Growth Company Fund: Class K	18,243,494,649		
25	Fidelity Mt. Vernon Street Trust	Fidelity Growth Company Fund	24,025,672,904		
38	Fidelity Summer Street Trust	Fidelity Capital & Income Fund	10,387,841,499		
39	Fidelity Capital Trust	Fidelity Value Fund: Class K	1,529,352,412		
39	Fidelity Capital Trust	Fidelity Value Fund	8,106,055,221		
45	Variable Insurance Products Fund	VIP: High Income Portfolio: Investor Class	448,413,374		
45	Variable Insurance Products Fund	VIP: High Income Portfolio: Service Class	59,977,471		
45	Variable Insurance Products Fund	VIP: High Income Portfolio: Service Class R	30,336,421		
45	Variable Insurance Products Fund	VIP: High Income Portfolio: Initial Class R	26,797,092		
45	Variable Insurance Products Fund	VIP: High Income Portfolio: Initial Class	494,122,529		
45	Variable Insurance Products Fund	VIP: High Income Portfolio: Service Class 2 R	4,412,376		
45	Variable Insurance Products Fund	VIP: High Income Portfolio: Service Class 2	193,235,141		
73	Fidelity Financial Trust	Fidelity Independence Fund	4,138,034,784		
73	Fidelity Financial Trust	Fidelity Independence Fund: Class K	644,296,802		
80	Fidelity Advisor Series I	Fidelity Advisor Equity Income Fund: Class T	953,063,711		
80	Fidelity Advisor Series I	Fidelity Advisor Equity Income Fund: Institutional Class	490,782,308		
80	Fidelity Advisor Series I	Fidelity Advisor Equity Income Fund: Class B	18,393,423		
80	Fidelity Advisor Series I	Fidelity Advisor Equity Income Fund: Class C	212,235,565		
80	Fidelity Advisor Series I	Fidelity Advisor Equity Income Fund: Class Z	4,027,039		
80	Fidelity Advisor Series I	Fidelity Advisor Equity Income Fund: Class A	782,180,766		
86	Fidelity Advisor Series I	Fidelity Advisor Equity Growth Fund: Class T	1,342,333,632		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
86	Fidelity Advisor Series I	Fidelity Advisor Equity Growth Fund: Institutional Class	426,511,928		
86	Fidelity Advisor Series I	Fidelity Advisor Equity Growth Fund: Class Z	1,657,687		
86	Fidelity Advisor Series I	Fidelity Advisor Equity Growth Fund: Class C	173,277,068		
86	Fidelity Advisor Series I	Fidelity Advisor Equity Growth Fund: Class B	16,968,165		
86	Fidelity Advisor Series I	Fidelity Advisor Equity Growth Fund: Class A	838,936,222		
93	Fidelity Securities Fund	Fidelity OTC Portfolio: Class K	3,588,596,433		
93	Fidelity Securities Fund	Fidelity OTC Portfolio	8,596,277,782		
94	Fidelity Investment Trust	Fidelity Overseas Fund: Class K	627,594,379		
94	Fidelity Investment Trust	Fidelity Overseas Fund	2,703,127,930		
127	Fidelity Securities Fund	Fidelity Growth & Income Portfolio	6,698,811,422		
127	Fidelity Securities Fund	Fidelity Growth & Income Portfolio: Class K	980,404,399		
147	Variable Insurance Products Fund III	VIP: Growth & Income Portfolio: Initial Class	407,276,667		
147	Variable Insurance Products Fund III	VIP: Growth & Income Portfolio: Service Class	136,043,543		
147	Variable Insurance Products Fund III	VIP: Growth & Income Portfolio: Investor Class	259,269,544		
147	Variable Insurance Products Fund III	VIP: Growth & Income Portfolio: Service Class 2	330,941,106		
150	Fidelity Advisor Series I	Fidelity Advisor Equity Value Fund: Class T	31,804,156		
150	Fidelity Advisor Series I	Fidelity Advisor Equity Value Fund: Institutional Class	6,164,798		
150	Fidelity Advisor Series I	Fidelity Advisor Equity Value Fund: Class C	19,658,207		
150	Fidelity Advisor Series I	Fidelity Advisor Equity Value Fund: Class B	2,662,454		
150	Fidelity Advisor Series I	Fidelity Advisor Equity Value Fund: Class A	52,348,410		
151	Variable Insurance Products Fund	VIP: Value Portfolio: Investor Class	153,987,440		
151	Variable Insurance Products Fund	VIP: Value Portfolio: Initial Class	130,947,915		
151	Variable Insurance Products Fund	VIP: Value Portfolio: Service Class 2	6,712,101		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
151	Variable Insurance Products Fund	VIP: Value Portfolio: Service Class	230,085		
157	Variable Insurance Products Fund II	VIP: Index 500 Portfolio: Service Class	64,446,988		
157	Variable Insurance Products Fund II	VIP: Index 500 Portfolio: Service Class 2	465,529,509		
157	Variable Insurance Products Fund II	VIP: Index 500 Portfolio	3,823,897,092		
158	Variable Insurance Products Fund II	VIP: Contrafund Portfolio: Service Class	1,716,250,572		
158	Variable Insurance Products Fund II	VIP: Contrafund Portfolio: Initial Class	8,013,353,974		
158	Variable Insurance Products Fund II	VIP: Contrafund Portfolio: Service Class 2 R	10,448,208		
158	Variable Insurance Products Fund II	VIP: Contrafund Portfolio: Service Class 2	8,770,169,184		
158	Variable Insurance Products Fund II	VIP: Contrafund Portfolio: Investor Class	1,209,474,448		
161	Fidelity Advisor Series I	Fidelity Advisor Floating Rate High Income Fund: Class	1,037,501,878		
161	Fidelity Advisor Series I	Fidelity Advisor Floating Rate High Income Fund: Class	15,620,924		
161	Fidelity Advisor Series I	Fidelity Advisor Floating Rate High Income Fund: Class	773,418,608		
161	Fidelity Advisor Series I	Fidelity Advisor Floating Rate High Income Fund: Institu	2,945,480,873		
161	Fidelity Advisor Series I	Fidelity Advisor Floating Rate High Income Fund: Class	222,933,938		
161	Fidelity Advisor Series I	Fidelity Floating Rate High Income Fund: Retail Class	8,175,390,109		
210	Fidelity Destiny Portfolios	Fidelity Advisor Capital Development Fund: Institutional	2,117,562		
210	Fidelity Destiny Portfolios	Fidelity Advisor Capital Development Fund: Class A	393,533,281		
210	Fidelity Destiny Portfolios	Fidelity Advisor Capital Development Fund: Class B	139,410		
210	Fidelity Destiny Portfolios	Fidelity Advisor Capital Development Fund: Class T	2,252,679		
210	Fidelity Destiny Portfolios	Fidelity Advisor Capital Development Fund: Class C	1,860,148		
210	Fidelity Destiny Portfolios	Fidelity Advisor Capital Development Fund: Class O	2,645,105,881		
211	Variable Insurance Products Fund	VIP: Equity-Income Portfolio: Investor Class	388,329,424		
211	Variable Insurance Products Fund	VIP: Equity-Income Portfolio: Service Class 2	1,701,980,449		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
211	Variable Insurance Products Fund	VIP: Equity-Income Portfolio: Service Class	368,737,544		
211	Variable Insurance Products Fund	VIP: Equity-Income Portfolio: Initial Class	3,815,622,734		
211	Variable Insurance Products Fund	VIP: Equity-Income Portfolio: Service Class 2 R	15,536,297		
212	Variable Insurance Products Fund	VIP: Growth Portfolio: Service Class 2 R	38,333,700		
212	Variable Insurance Products Fund	VIP: Growth Portfolio: Initial Class	3,147,416,360		
212	Variable Insurance Products Fund	VIP: Growth Portfolio: Service Class 2	844,612,887		
212	Variable Insurance Products Fund	VIP: Growth Portfolio: Service Class	521,201,626		
212	Variable Insurance Products Fund	VIP: Growth Portfolio: Investor Class	269,823,820		
218	Fidelity Advisor Series I	Fidelity Advisor High Income Advantage Fund: Institutio	675,399,269		
218	Fidelity Advisor Series I	Fidelity Advisor High Income Advantage Fund: Class B	9,391,074		
218	Fidelity Advisor Series I	Fidelity Advisor High Income Advantage Fund: Class A	665,600,413		
218	Fidelity Advisor Series I	Fidelity Advisor High Income Advantage Fund: Class C	176,594,152		
218	Fidelity Advisor Series I	Fidelity Advisor High Income Advantage Fund: Class T	486,476,193		
219	Fidelity Advisor Series I	Fidelity Advisor Balanced Fund: Class Z	31,295,610		
219	Fidelity Advisor Series I	Fidelity Advisor Balanced Fund: Class B	10,224,507		
219	Fidelity Advisor Series I	Fidelity Advisor Balanced Fund: Class A	389,817,578		
219	Fidelity Advisor Series I	Fidelity Advisor Balanced Fund: Class T	993,142,801		
219	Fidelity Advisor Series I	Fidelity Advisor Balanced Fund: Class C	191,774,811		
219	Fidelity Advisor Series I	Fidelity Advisor Balanced Fund: Institutional Class	166,994,555		
221	Variable Insurance Products Fund	VIP: Overseas Portfolio: Initial Class R	85,442,854		
221	Variable Insurance Products Fund	VIP: Overseas Portfolio: Investor Class R	279,886,285		
221	Variable Insurance Products Fund	VIP: Overseas Portfolio: Service Class 2	265,595,530		
221	Variable Insurance Products Fund	VIP: Overseas Portfolio: Service Class 2 R	85,371,868		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
221	Variable Insurance Products Fund	VIP: Overseas Portfolio: Initial Class	727,725,767		
221	Variable Insurance Products Fund	VIP: Overseas Portfolio: Service Class	100,031,043		
221	Variable Insurance Products Fund	VIP: Overseas Portfolio: Service Class R	45,135,447		
223	Fidelity Advisor Series I	Fidelity Advisor Growth Opportunities Fund: Class Z	2,939,925		
223	Fidelity Advisor Series I	Fidelity Advisor Growth Opportunities Fund: Class B	8,207,691		
223	Fidelity Advisor Series I	Fidelity Advisor Growth Opportunities Fund: Class A	648,593,666		
223	Fidelity Advisor Series I	Fidelity Advisor Growth Opportunities Fund: Institutiona	1,355,631,760		
223	Fidelity Advisor Series I	Fidelity Advisor Growth Opportunities Fund: Class T	1,487,132,888		
223	Fidelity Advisor Series I	Fidelity Advisor Growth Opportunities Fund: Class C	213,936,714		
229	Fidelity Advisor Series VIII	Fidelity Advisor Overseas Fund: Class B	1,910,129		
229	Fidelity Advisor Series VIII	Fidelity Advisor Overseas Fund: Class T	280,254,252		
229	Fidelity Advisor Series VIII	Fidelity Advisor Overseas Fund: Class C	17,870,535		
229	Fidelity Advisor Series VIII	Fidelity Advisor Overseas Fund: Class A	63,089,827		
229	Fidelity Advisor Series VIII	Fidelity Advisor Overseas Fund: Institutional Class	324,077,630		
256	Fidelity Puritan Trust	Fidelity Low-Priced Stock Fund: Class K	15,975,453,389		
256	Fidelity Puritan Trust	Fidelity Low-Priced Stock Fund	30,317,860,811		
272	Fidelity Advisor Series I	Fidelity Advisor Growth & Income Fund: Institutional Cl	27,229,450		
272	Fidelity Advisor Series I	Fidelity Advisor Growth & Income Fund: Class A	272,082,406		
272	Fidelity Advisor Series I	Fidelity Advisor Growth & Income Fund: Class C	84,431,995		
272	Fidelity Advisor Series I	Fidelity Advisor Growth & Income Fund: Class B	8,105,591		
272	Fidelity Advisor Series I	Fidelity Advisor Growth & Income Fund: Class T	213,223,129		
288	Fidelity Advisor Series VIII	Fidelity Advisor International Capital Appreciation Fund:	29,937,400		
288	Fidelity Advisor Series VIII	Fidelity Advisor International Capital Appreciation Fund:	20,978,529		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
288	Fidelity Advisor Series VIII	Fidelity Advisor International Capital Appreciation Fund:	52,461,245		
288	Fidelity Advisor Series VIII	Fidelity Advisor International Capital Appreciation Fund:	58,077,840		
288	Fidelity Advisor Series VIII	Fidelity Advisor International Capital Appreciation Fund:	1,490,793		
289	Fidelity Securities Fund	Fidelity Leveraged Company Stock Fund	3,936,494,261		
289	Fidelity Securities Fund	Fidelity Leveraged Company Stock Fund: Class K	1,137,822,277		
294	Fidelity Advisor Series I	Fidelity Advisor Small Cap Fund: Class A	1,085,404,619		
294	Fidelity Advisor Series I	Fidelity Advisor Small Cap Fund: Institutional Class	629,583,202		
294	Fidelity Advisor Series I	Fidelity Advisor Small Cap Fund: Class B	30,404,071		
294	Fidelity Advisor Series I	Fidelity Advisor Small Cap Fund: Class C	315,772,576		
294	Fidelity Advisor Series I	Fidelity Advisor Small Cap Fund: Class T	950,974,355		
294	Fidelity Advisor Series I	Fidelity Advisor Small Cap Fund: Class Z	19,296,860		
300	Fidelity Mt. Vernon Street Trust	Fidelity New Millennium Fund	4,190,953,070		
301	Fidelity Investment Trust	Fidelity Advisor Europe Fund: Class C	6,242,934		
301	Fidelity Investment Trust	Fidelity Advisor Europe Fund: Class B	994,815		
301	Fidelity Investment Trust	Fidelity Advisor Europe Fund: Class A	22,802,696		
301	Fidelity Investment Trust	Fidelity Europe Fund	1,188,225,665		
301	Fidelity Investment Trust	Fidelity Advisor Europe Fund: Class T	13,346,507		
301	Fidelity Investment Trust	Fidelity Advisor Europe Fund: Institutional Class	5,353,740		
302	Fidelity Investment Trust	Fidelity Pacific Basin Fund	650,951,917		
304	Fidelity Puritan Trust	Fidelity Balanced Fund	20,043,901,824		
304	Fidelity Puritan Trust	Fidelity Balanced Fund: Class K	7,694,687,794		
305	Fidelity Investment Trust	Fidelity Advisor International Discovery Fund: Institution	718,270,508		
305	Fidelity Investment Trust	Fidelity Advisor International Discovery Fund: Class T	45,511,281		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
305	Fidelity Investment Trust	Fidelity Advisor International Discovery Fund: Class C	33,814,857		
305	Fidelity Investment Trust	Fidelity Advisor International Discovery Fund: Class B	4,069,182		
305	Fidelity Investment Trust	Fidelity Advisor International Discovery Fund: Class A	287,508,800		
305	Fidelity Investment Trust	Fidelity Advisor International Discovery Fund: Class Z	33,570,802		
305	Fidelity Investment Trust	Fidelity International Discovery Fund	7,266,666,694		
305	Fidelity Investment Trust	Fidelity International Discovery Fund: Class K	2,421,063,863		
307	Fidelity Capital Trust	Fidelity Capital Appreciation Fund	6,096,749,554		
307	Fidelity Capital Trust	Fidelity Capital Appreciation Fund: Class K	2,544,165,903		
308	Fidelity Financial Trust	Fidelity Convertible Securities Fund	2,268,397,422		
308	Fidelity Financial Trust	Fidelity Advisor Convertible Securities Fund: Class A	141,045,157		
308	Fidelity Financial Trust	Fidelity Advisor Convertible Securities Fund: Institutiona	154,657,265		
308	Fidelity Financial Trust	Fidelity Advisor Convertible Securities Fund: Class T	13,846,299		
308	Fidelity Financial Trust	Fidelity Advisor Convertible Securities Fund: Class B	1,313,583		
308	Fidelity Financial Trust	Fidelity Advisor Convertible Securities Fund: Class C	47,322,621		
309	Fidelity Investment Trust	Fidelity Advisor Canada Fund: Class B	5,748,901		
309	Fidelity Investment Trust	Fidelity Canada Fund	1,956,845,567		
309	Fidelity Investment Trust	Fidelity Advisor Canada Fund: Institutional Class	27,164,328		
309	Fidelity Investment Trust	Fidelity Advisor Canada Fund: Class T	20,232,492		
309	Fidelity Investment Trust	Fidelity Advisor Canada Fund: Class C	36,417,029		
309	Fidelity Investment Trust	Fidelity Advisor Canada Fund: Class A	90,233,561		
312	Fidelity Securities Fund	Fidelity Blue Chip Growth Fund	13,367,506,039		
312	Fidelity Securities Fund	Fidelity Blue Chip Growth Fund: Class K	5,489,322,928		
315	Fidelity Capital Trust	Fidelity Disciplined Equity Fund	1,255,901,815		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
315	Fidelity Capital Trust	Fidelity Disciplined Equity Fund: Class K	160,819,457		
316	Fidelity Advisor Series I	Fidelity Advisor Leveraged Company Stock Fund: Class	40,684,625		
316	Fidelity Advisor Series I	Fidelity Advisor Leveraged Company Stock Fund: Institu	1,376,732,875		
316	Fidelity Advisor Series I	Fidelity Advisor Leveraged Company Stock Fund: Class	951,162,704		
316	Fidelity Advisor Series I	Fidelity Advisor Leveraged Company Stock Fund: Class	596,283,695		
316	Fidelity Advisor Series I	Fidelity Advisor Leveraged Company Stock Fund: Class	39,682,429		
316	Fidelity Advisor Series I	Fidelity Advisor Leveraged Company Stock Fund: Class	1,574,488,810		
318	Fidelity Investment Trust	Fidelity Advisor Worldwide Fund: Class T	11,916,873		
318	Fidelity Investment Trust	Fidelity Advisor Worldwide Fund: Class C	9,114,252		
318	Fidelity Investment Trust	Fidelity Advisor Worldwide Fund: Class B	512,946		
318	Fidelity Investment Trust	Fidelity Advisor Worldwide Fund: Institutional Class	21,309,115		
318	Fidelity Investment Trust	Fidelity Advisor Worldwide Fund: Class A	27,522,949		
318	Fidelity Investment Trust	Fidelity Worldwide Fund	1,497,500,658		
319	Fidelity Financial Trust	Fidelity Equity Dividend Income Fund	5,224,123,168		
319	Fidelity Financial Trust	Fidelity Equity Dividend Income Fund: Class K	382,281,319		
320	Fidelity Capital Trust	Fidelity Advisor Stock Selector All Cap Fund: Class A	222,365,128		
320	Fidelity Capital Trust	Fidelity Advisor Stock Selector All Cap Fund: Class C	73,570,877		
320	Fidelity Capital Trust	Fidelity Advisor Stock Selector All Cap Fund: Class T	139,286,372		
320	Fidelity Capital Trust	Fidelity Advisor Stock Selector All Cap Fund: Class Z	6,294,620		
320	Fidelity Capital Trust	Fidelity Stock Selector All Cap Fund: Class K	108,993,034		
320	Fidelity Capital Trust	Fidelity Advisor Stock Selector All Cap Fund: Institution	345,694,211		
320	Fidelity Capital Trust	Fidelity Stock Selector All Cap Fund	4,393,446,240		
320	Fidelity Capital Trust	Fidelity Advisor Stock Selector All Cap Fund: Class B	7,585,307		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
322	Fidelity Investment Trust	Fidelity Emerging Markets Fund	2,284,566,826		
322	Fidelity Investment Trust	Fidelity Emerging Markets Fund: Class K	615,478,249		
324	Fidelity Mt. Vernon Street Trust	Fidelity Growth Strategies Fund	1,959,154,011		
324	Fidelity Mt. Vernon Street Trust	Fidelity Growth Strategies Fund: Class K	510,206,798		
325	Fidelity Investment Trust	Fidelity Diversified International Fund	13,425,258,747		
325	Fidelity Investment Trust	Fidelity Diversified International Fund: Class K	10,733,308,219		
330	Fidelity Securities Fund	Fidelity Dividend Growth Fund: Class K	2,133,000,337		
330	Fidelity Securities Fund	Fidelity Dividend Growth Fund	6,613,473,097		
331	Fidelity Summer Street Trust	Fidelity New Markets Income Fund	4,513,167,318		
332	Fidelity Summer Street Trust	Fidelity Export and Multinational Fund: Class K	204,013,407		
332	Fidelity Summer Street Trust	Fidelity Export and Multinational Fund	1,615,472,133		
333	Fidelity Capital Trust	Fidelity Focused Stock Fund	1,589,247,124		
335	Fidelity Investment Trust	Fidelity International Capital Appreciation Fund	1,203,984,100		
336	Fidelity Capital Trust	Fidelity Advisor Stock Selector Small Cap Fund: Class B	272,687		
336	Fidelity Capital Trust	Fidelity Advisor Stock Selector Small Cap Fund: Class C	4,205,067		
336	Fidelity Capital Trust	Fidelity Stock Selector Small Cap Fund	1,422,042,795		
336	Fidelity Capital Trust	Fidelity Advisor Stock Selector Small Cap Fund: Class T	2,798,399		
336	Fidelity Capital Trust	Fidelity Advisor Stock Selector Small Cap Fund: Instituti	52,455,706		
336	Fidelity Capital Trust	Fidelity Advisor Stock Selector Small Cap Fund: Class A	10,833,823		
337	Fidelity Commonwealth Trust	Fidelity Mid-Cap Stock Fund	5,860,256,301		
337	Fidelity Commonwealth Trust	Fidelity Mid-Cap Stock Fund: Class K	3,135,443,738		
338	Fidelity Commonwealth Trust	Fidelity Large Cap Stock Fund	3,175,612,801		
339	Fidelity Hastings Street Trust	Fidelity Growth Discovery Fund	1,062,140,314		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
339	Fidelity Hastings Street Trust	Fidelity Growth Discovery Fund: Class K	200,419,718		
340	Fidelity Commonwealth Trust	Fidelity Small Cap Stock Fund	1,808,922,851		
342	Fidelity Investment Trust	Fidelity Nordic Fund	451,381,824		
349	Fidelity Investment Trust	Fidelity Advisor Latin America Fund: Institutional Class	2,996,531		
349	Fidelity Investment Trust	Fidelity Advisor Latin America Fund: Class C	9,153,599		
349	Fidelity Investment Trust	Fidelity Advisor Latin America Fund: Class B	1,758,170		
349	Fidelity Investment Trust	Fidelity Advisor Latin America Fund: Class A	28,086,673		
349	Fidelity Investment Trust	Fidelity Latin America Fund	750,062,812		
349	Fidelity Investment Trust	Fidelity Advisor Latin America Fund: Class T	8,059,718		
350	Fidelity Investment Trust	Fidelity Advisor Japan Fund: Institutional Class	16,720,283		
350	Fidelity Investment Trust	Fidelity Japan Fund	383,294,044		
350	Fidelity Investment Trust	Fidelity Advisor Japan Fund: Class A	15,610,273		
350	Fidelity Investment Trust	Fidelity Advisor Japan Fund: Class B	408,900		
350	Fidelity Investment Trust	Fidelity Advisor Japan Fund: Class T	3,796,892		
350	Fidelity Investment Trust	Fidelity Advisor Japan Fund: Class C	11,969,017		
351	Fidelity Investment Trust	Fidelity Emerging Asia Fund	1,088,339,760		
352	Fidelity Investment Trust	Fidelity China Region Fund	1,346,171,886		
352	Fidelity Investment Trust	Fidelity Advisor China Region Fund: Institutional Class	23,949,163		
352	Fidelity Investment Trust	Fidelity Advisor China Region Fund: Class C	9,756,917		
352	Fidelity Investment Trust	Fidelity Advisor China Region Fund: Class B	1,223,910		
352	Fidelity Investment Trust	Fidelity Advisor China Region Fund: Class A	26,088,486		
352	Fidelity Investment Trust	Fidelity Advisor China Region Fund: Class T	6,445,301		
360	Fidelity Investment Trust	Fidelity Japan Smaller Companies Fund	378,448,146		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
361	Fidelity Hastings Street Trust	Fidelity Advisor Mega Cap Stock Fund: Class A	106,545,044		
361	Fidelity Hastings Street Trust	Fidelity Advisor Mega Cap Stock Fund: Class B	908,883		
361	Fidelity Hastings Street Trust	Fidelity Advisor Mega Cap Stock Fund: Class C	29,377,068		
361	Fidelity Hastings Street Trust	Fidelity Advisor Mega Cap Stock Fund: Class T	20,782,665		
361	Fidelity Hastings Street Trust	Fidelity Advisor Mega Cap Stock Fund: Institutional Clas	192,002,713		
361	Fidelity Hastings Street Trust	Fidelity Advisor Mega Cap Stock Fund: Class Z	111,124		
361	Fidelity Hastings Street Trust	Fidelity Mega Cap Stock Fund	3,297,439,455		
374	Fidelity Advisor Series I	Fidelity Advisor High Income Fund: Class C	103,999,829		
374	Fidelity Advisor Series I	Fidelity Advisor High Income Fund: Institutional Class	318,045,883		
374	Fidelity Advisor Series I	Fidelity Advisor High Income Fund: Class T	79,164,199		
374	Fidelity Advisor Series I	Fidelity Advisor High Income Fund: Class A	225,362,665		
374	Fidelity Advisor Series I	Fidelity Advisor High Income Fund: Class B	8,259,035		
384	Fidelity Commonwealth Trust	Fidelity Small Cap Discovery Fund	6,119,434,553		
386	Variable Insurance Products Fund III	VIP: Dynamic Capital Appreciation Portfolio: Investor Cl	142,633,782		
386	Variable Insurance Products Fund III	VIP: Dynamic Capital Appreciation Portfolio: Initial Clas	38,695,107		
386	Variable Insurance Products Fund III	VIP: Dynamic Capital Appreciation Portfolio: Service Cl	946,267		
386	Variable Insurance Products Fund III	VIP: Dynamic Capital Appreciation Portfolio: Service Cl	24,383,088		
397	Fidelity Concord Street Trust	Spartan Total Market Index Fund: Fidelity Advantage Ins	816,430,378		
397	Fidelity Concord Street Trust	Spartan Total Market Index Fund: Investor Class	1,861,011,135		
397	Fidelity Concord Street Trust	Spartan Total Market Index Fund: Fidelity Advantage Cla	17,821,166,892		
397	Fidelity Concord Street Trust	Spartan Total Market Index Fund: Class F	6,149,566,169		
397	Fidelity Concord Street Trust	Spartan Total Market Index Fund: Institutional Class	1,389,069,875		
398	Fidelity Concord Street Trust	Spartan Extended Market Index Fund: Investor Class	1,924,306,407		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
398	Fidelity Concord Street Trust	Spartan Extended Market Index Fund: Fidelity Advantag	719,914,166		
398	Fidelity Concord Street Trust	Spartan Extended Market Index Fund: Fidelity Advantag	12,739,412,045		
399	Fidelity Concord Street Trust	Spartan International Index Fund: Fidelity Advantage Cla	7,575,185,863		
399	Fidelity Concord Street Trust	Spartan International Index Fund: Investor Class	2,783,991,314		
399	Fidelity Concord Street Trust	Spartan International Index Fund: Fidelity Advantage Inst	1,639,610,255		
399	Fidelity Concord Street Trust	Spartan International Index Fund: Institutional Class	1,838,248,493		
455	Fidelity Summer Street Trust	Fidelity High Income Fund	5,365,071,234		
487	Variable Insurance Products Fund III	VIP: Growth Strategies Portfolio: Initial Class	8,760,036		
487	Variable Insurance Products Fund III	VIP: Growth Strategies Portfolio: Investor Class	28,101,350		
487	Variable Insurance Products Fund III	VIP: Growth Strategies Portfolio: Service Class 2	7,042,947		
487	Variable Insurance Products Fund III	VIP: Growth Strategies Portfolio: Service Class	82,674		
500	Fidelity Hastings Street Trust	Fidelity Fifty	742,233,632		
531	Fidelity Advisor Series I	Fidelity Advisor Stock Selector Mid Cap Fund: Class T	795,279,122		
531	Fidelity Advisor Series I	Fidelity Advisor Stock Selector Mid Cap Fund: Institutio	381,483,451		
531	Fidelity Advisor Series I	Fidelity Stock Selector Mid Cap Fund	558,560,725		
531	Fidelity Advisor Series I	Fidelity Advisor Stock Selector Mid Cap Fund: Class C	172,551,424		
531	Fidelity Advisor Series I	Fidelity Advisor Stock Selector Mid Cap Fund: Class B	15,629,461		
531	Fidelity Advisor Series I	Fidelity Advisor Stock Selector Mid Cap Fund: Class A	650,697,530		
534	Fidelity Advisor Series I	Fidelity Advisor Large Cap Fund: Class C	175,487,076		
534	Fidelity Advisor Series I	Fidelity Advisor Large Cap Fund: Class T	171,230,771		
534	Fidelity Advisor Series I	Fidelity Advisor Large Cap Fund: Class B	7,938,616		
534	Fidelity Advisor Series I	Fidelity Advisor Large Cap Fund: Institutional Class	524,732,954		
534	Fidelity Advisor Series I	Fidelity Advisor Large Cap Fund: Class A	423,537,044		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
616	Variable Insurance Products Fund III	VIP: Balanced Portfolio: Service Class	3,267,241		
616	Variable Insurance Products Fund III	VIP: Balanced Portfolio: Initial Class	221,174,423		
616	Variable Insurance Products Fund III	VIP: Balanced Portfolio: Service Class 2	522,012,854		
616	Variable Insurance Products Fund III	VIP: Balanced Portfolio: Investor Class	2,050,449,173		
617	Variable Insurance Products Fund III	VIP: Growth Opportunities Portfolio: Service Class 2	83,617,739		
617	Variable Insurance Products Fund III	VIP: Growth Opportunities Portfolio: Service Class	142,113,921		
617	Variable Insurance Products Fund III	VIP: Growth Opportunities Portfolio: Initial Class	159,974,661		
617	Variable Insurance Products Fund III	VIP: Growth Opportunities Portfolio: Investor Class	137,069,213		
635	Fidelity Advisor Series VIII	Fidelity Advisor Emerging Markets Income Fund: Class	289,299,269		
635	Fidelity Advisor Series VIII	Fidelity Advisor Emerging Markets Income Fund: Institut	2,123,217,819		
635	Fidelity Advisor Series VIII	Fidelity Advisor Emerging Markets Income Fund: Class	6,398,836		
635	Fidelity Advisor Series VIII	Fidelity Advisor Emerging Markets Income Fund: Class	87,025,572		
635	Fidelity Advisor Series VIII	Fidelity Advisor Emerging Markets Income Fund: Class	129,957,475		
650	Fidelity Concord Street Trust	Spartan 500 Index Fund: Institutional Class	25,077,066,197		
650	Fidelity Concord Street Trust	Spartan 500 Index Fund: Fidelity Advantage Class	47,246,957,654		
650	Fidelity Concord Street Trust	Spartan 500 Index Fund: Investor Class	7,121,746,542		
650	Fidelity Concord Street Trust	Spartan 500 Index Fund: Fidelity Advantage Institutional	5,632,751,747		
671	Fidelity Advisor Series I	Fidelity Real Estate High Income Fund	905,358,221		
714	Fidelity Advisor Series I	Fidelity Advisor Dividend Growth Fund: Class B	10,701,279		
714	Fidelity Advisor Series I	Fidelity Advisor Dividend Growth Fund: Class A	380,867,748		
714	Fidelity Advisor Series I	Fidelity Advisor Dividend Growth Fund: Class C	175,667,035		
714	Fidelity Advisor Series I	Fidelity Advisor Dividend Growth Fund: Institutional Cla	129,854,322		
714	Fidelity Advisor Series I	Fidelity Advisor Dividend Growth Fund: Class T	407,037,253		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
714	Fidelity Advisor Series I	Fidelity Advisor Dividend Growth Fund: Class Z	112,014		
731	Fidelity Advisor Series VIII	Fidelity Advisor Diversified International Fund: Class Z	23,068,436		
731	Fidelity Advisor Series VIII	Fidelity Advisor Diversified International Fund: Class T	272,956,918		
731	Fidelity Advisor Series VIII	Fidelity Advisor Diversified International Fund: Institutio	680,424,771		
731	Fidelity Advisor Series VIII	Fidelity Advisor Diversified International Fund: Class A	631,681,909		
731	Fidelity Advisor Series VIII	Fidelity Advisor Diversified International Fund: Class B	17,307,818		
731	Fidelity Advisor Series VIII	Fidelity Advisor Diversified International Fund: Class C	233,481,210		
751	Fidelity Advisor Series VIII	Fidelity Advisor Global Capital Appreciation Fund: Class	36,687,978		
751	Fidelity Advisor Series VIII	Fidelity Advisor Global Capital Appreciation Fund: Class	21,270,321		
751	Fidelity Advisor Series VIII	Fidelity Advisor Global Capital Appreciation Fund: Instit	39,844,988		
751	Fidelity Advisor Series VIII	Fidelity Advisor Global Capital Appreciation Fund: Class	15,846,311		
751	Fidelity Advisor Series VIII	Fidelity Advisor Global Capital Appreciation Fund: Class	1,119,616		
756	Fidelity Advisor Series VIII	Fidelity Advisor Emerging Asia Fund: Class B	6,010,186		
756	Fidelity Advisor Series VIII	Fidelity Advisor Emerging Asia Fund: Class A	142,137,761		
756	Fidelity Advisor Series VIII	Fidelity Advisor Emerging Asia Fund: Institutional Class	49,400,600		
756	Fidelity Advisor Series VIII	Fidelity Advisor Emerging Asia Fund: Class T	42,973,175		
756	Fidelity Advisor Series VIII	Fidelity Advisor Emerging Asia Fund: Class C	55,511,161		
772	Variable Insurance Products Fund III	VIP: Mid Cap Portfolio: Initial Class	1,478,774,829		
772	Variable Insurance Products Fund III	VIP: Mid Cap Portfolio: Investor Class	503,868,373		
772	Variable Insurance Products Fund III	VIP: Mid Cap Portfolio: Service Class 2	6,441,745,432		
772	Variable Insurance Products Fund III	VIP: Mid Cap Portfolio: Service Class	622,743,086		
1023	Variable Insurance Products Fund III	VIP: Value Strategies Portfolio : Service Class	29,110,220		
1023	Variable Insurance Products Fund III	VIP: Value Strategies Portfolio: Investor Class	110,660,315		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
1023	Variable Insurance Products Fund III	VIP: Value Strategies Portfolio : Initial Class	107,983,042		
1023	Variable Insurance Products Fund III	VIP: Value Strategies Portfolio : Service Class 2	220,475,904		
1135	Fidelity Investment Trust	Fidelity Advisor International Small Cap Fund: Class T	11,690,814		
1135	Fidelity Investment Trust	Fidelity Advisor International Small Cap Fund: Institutio	7,553,603		
1135	Fidelity Investment Trust	Fidelity Advisor International Small Cap Fund: Class B	446,914		
1135	Fidelity Investment Trust	Fidelity Advisor International Small Cap Fund: Class C	10,789,257		
1135	Fidelity Investment Trust	Fidelity Advisor International Small Cap Fund: Class A	23,381,662		
1135	Fidelity Investment Trust	Fidelity International Small Cap Fund	733,070,358		
1152	Variable Insurance Products Fund II	VIP: Growth Stock Portfolio: Service Class	588,670		
1152	Variable Insurance Products Fund II	VIP: Growth Stock Portfolio: Initial Class	23,879,466		
1152	Variable Insurance Products Fund II	VIP: Growth Stock Portfolio: Investor Class	111,139,274		
1152	Variable Insurance Products Fund II	VIP: Growth Stock Portfolio: Service Class 2	49,712,664		
1173	Fidelity Puritan Trust	Fidelity Value Discovery Fund: Class K	139,531,834		
1173	Fidelity Puritan Trust	Fidelity Value Discovery Fund	946,456,586		
1263	Variable Insurance Products Fund II	VIP: Value Leaders Portfolio: Service Class	443,237		
1263	Variable Insurance Products Fund II	VIP: Value Leaders Portfolio: Initial Class	8,295,672		
1263	Variable Insurance Products Fund II	VIP: Value Leaders Portfolio: Service Class 2	2,160,510		
1263	Variable Insurance Products Fund II	VIP: Value Leaders Portfolio: Investor Class	22,096,915		
1266	Fidelity Advisor Series VIII	Fidelity Advisor Value Leaders Fund: Institutional Class	1,768,104		
1266	Fidelity Advisor Series VIII	Fidelity Advisor Value Leaders Fund: Class C	4,875,634		
1266	Fidelity Advisor Series VIII	Fidelity Advisor Value Leaders Fund: Class A	16,058,892		
1266	Fidelity Advisor Series VIII	Fidelity Advisor Value Leaders Fund: Class B	385,987		
1266	Fidelity Advisor Series VIII	Fidelity Advisor Value Leaders Fund: Class T	8,257,666		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
1271	Fidelity Securities Fund	Fidelity Blue Chip Value Fund	354,486,975		
1277	Fidelity Contrafund	Fidelity Advisor New Insights Fund: Class T	2,219,766,218		
1277	Fidelity Contrafund	Fidelity Advisor New Insights Fund: Class A	8,481,762,927		
1277	Fidelity Contrafund	Fidelity Advisor New Insights Fund: Class B	182,736,238		
1277	Fidelity Contrafund	Fidelity Advisor New Insights Fund: Institutional Class	13,466,059,191		
1277	Fidelity Contrafund	Fidelity Advisor New Insights Fund: Class C	3,888,165,088		
1277	Fidelity Contrafund	Fidelity Advisor New Insights Fund: Class Z	293,930,651		
1282	Fidelity Commonwealth Trust	Fidelity NASDAQ Composite Index Fund	1,436,425,335		
1283	Fidelity Commonwealth Trust	Fidelity NASDAQ Composite Index Tracking Stock	483,065,684		
1286	Fidelity Advisor Series VIII	Fidelity Advisor Emerging Markets Fund: Class T	51,586,820		
1286	Fidelity Advisor Series VIII	Fidelity Advisor Emerging Markets Fund: Class B	6,342,520		
1286	Fidelity Advisor Series VIII	Fidelity Advisor Emerging Markets Fund: Class C	59,861,252		
1286	Fidelity Advisor Series VIII	Fidelity Advisor Emerging Markets Fund: Class A	134,789,745		
1286	Fidelity Advisor Series VIII	Fidelity Advisor Emerging Markets Fund: Institutional Cl	190,464,763		
1286	Fidelity Advisor Series VIII	Fidelity Advisor Emerging Markets Fund: Class Z	5,299,014		
1316	Fidelity Advisor Series I	Fidelity Advisor Value Fund: Class B	1,318,163		
1316	Fidelity Advisor Series I	Fidelity Advisor Value Fund: Class T	18,599,718		
1316	Fidelity Advisor Series I	Fidelity Advisor Value Fund: Institutional Class	10,222,951		
1316	Fidelity Advisor Series I	Fidelity Advisor Value Fund: Class C	18,042,195		
1316	Fidelity Advisor Series I	Fidelity Advisor Value Fund: Class A	47,057,926		
1359	Fidelity Advisor Series I	Fidelity Advisor Mid Cap II Fund: Class T	429,309,403		
1359	Fidelity Advisor Series I	Fidelity Advisor Mid Cap II Fund: Institutional Class	1,324,738,597		
1359	Fidelity Advisor Series I	Fidelity Advisor Mid Cap II Fund: Class B	23,643,047		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
1359	Fidelity Advisor Series I	Fidelity Advisor Mid Cap II Fund: Class C	277,866,243		
1359	Fidelity Advisor Series I	Fidelity Advisor Mid Cap II Fund: Class A	945,058,085		
1359	Fidelity Advisor Series I	Fidelity Advisor Mid Cap II Fund: Class Z	23,373,462		
1366	Fidelity Summer Street Trust	Fidelity Focused High Income Fund	591,497,269		
1371	Fidelity Central Investment Portfolios	Fidelity High Income Central Fund 1	781,191,261		
1388	Fidelity Securities Fund	Fidelity Advisor Small Cap Growth Fund: Institutional Cl	54,828,777		
1388	Fidelity Securities Fund	Fidelity Advisor Small Cap Growth Fund: Class C	39,671,722		
1388	Fidelity Securities Fund	Fidelity Advisor Small Cap Growth Fund: Class T	43,031,048		
1388	Fidelity Securities Fund	Fidelity Advisor Small Cap Growth Fund: Class A	88,051,007		
1388	Fidelity Securities Fund	Fidelity Small Cap Growth Fund	901,863,964		
1388	Fidelity Securities Fund	Fidelity Advisor Small Cap Growth Fund: Class B	2,499,612		
1389	Fidelity Securities Fund	Fidelity Advisor Small Cap Value Fund: Class T	100,721,561		
1389	Fidelity Securities Fund	Fidelity Advisor Small Cap Value Fund: Institutional Cla	360,230,153		
1389	Fidelity Securities Fund	Fidelity Advisor Small Cap Value Fund: Class C	69,013,401		
1389	Fidelity Securities Fund	Fidelity Advisor Small Cap Value Fund: Class B	4,419,606		
1389	Fidelity Securities Fund	Fidelity Advisor Small Cap Value Fund: Class A	254,015,258		
1389	Fidelity Securities Fund	Fidelity Small Cap Value Fund	2,072,993,404		
1390	Variable Insurance Products Fund II	VIP: International Capital Appreciation Portfolio: Initial	18,217,149		
1390	Variable Insurance Products Fund II	VIP: International Capital Appreciation Portfolio: Initial	1,629,355		
1390	Variable Insurance Products Fund II	VIP: International Capital Appreciation Portfolio: Service	114,085		
1390	Variable Insurance Products Fund II	VIP: International Capital Appreciation Portfolio: Service	2,359,166		
1390	Variable Insurance Products Fund II	VIP: International Capital Appreciation Portfolio: Service	124,589		
1390	Variable Insurance Products Fund II	VIP: International Capital Appreciation Portfolio: Service	114,085		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
1390	Variable Insurance Products Fund II	VIP: International Capital Appreciation Portfolio: Investo	112,215,571		
1408	Fidelity Central Investment Portfolios	Fidelity Floating Rate Central Fund	2,318,524,949		
1504	Fidelity Investment Trust	Fidelity International Small Cap Opportunities Fund	538,869,509		
1504	Fidelity Investment Trust	Fidelity Advisor International Small Cap Opportunities F	50,161,111		
1504	Fidelity Investment Trust	Fidelity Advisor International Small Cap Opportunities F	9,459,557		
1504	Fidelity Investment Trust	Fidelity Advisor International Small Cap Opportunities F	7,786,210		
1504	Fidelity Investment Trust	Fidelity Advisor International Small Cap Opportunities F	669,624		
1504	Fidelity Investment Trust	Fidelity Advisor International Small Cap Opportunities F	23,864,967		
1518	Fidelity Central Investment Portfolios	Fidelity Specialized High Income Central Fund	745,302,990		
1529	Variable Insurance Products Fund II	VIP: Disciplined Small Cap Portfolio: Investor Class	173,677,954		
1529	Variable Insurance Products Fund II	VIP: Disciplined Small Cap Portfolio: Service Class 2	3,098,249		
1529	Variable Insurance Products Fund II	VIP: Disciplined Small Cap Portfolio: Service Class	320,386		
1529	Variable Insurance Products Fund II	VIP: Disciplined Small Cap Portfolio: Initial Class	33,682,707		
1597	Fidelity Investment Trust	Fidelity Advisor International Value Fund: Institutional C	1,337,044		
1597	Fidelity Investment Trust	Fidelity Advisor International Value Fund: Class C	3,617,434		
1597	Fidelity Investment Trust	Fidelity Advisor International Value Fund: Class B	385,061		
1597	Fidelity Investment Trust	Fidelity Advisor International Value Fund: Class A	5,922,120		
1597	Fidelity Investment Trust	Fidelity International Value Fund	184,280,248		
1597	Fidelity Investment Trust	Fidelity Advisor International Value Fund: Class T	3,513,244		
1620	Fidelity Central Investment Portfolios	Fidelity Utilities Central Fund	511,527,602		
1621	Fidelity Central Investment Portfolios	Fidelity Telecom Services Central Fund	294,658,181		
1622	Fidelity Central Investment Portfolios	Fidelity Materials Central Fund	460,195,506		
1623	Fidelity Central Investment Portfolios	Fidelity Information Technology Central Fund	2,663,366,057		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
1624	Fidelity Central Investment Portfolios	Fidelity Industrials Central Fund	1,376,481,497		
1625	Fidelity Central Investment Portfolios	Fidelity Health Care Central Fund	1,912,842,790		
1626	Fidelity Central Investment Portfolios	Fidelity Financials Central Fund	2,516,058,348		
1627	Fidelity Central Investment Portfolios	Fidelity Energy Central Fund	974,673,689		
1628	Fidelity Central Investment Portfolios	Fidelity Consumer Staples Central Fund	1,172,586,326		
1629	Fidelity Central Investment Portfolios	Fidelity Consumer Discretionary Central Fund	1,535,350,888		
1799	Fidelity Securities Fund	Fidelity Series Small Cap Opportunities Fund	2,701,742,495		
1799	Fidelity Securities Fund	Fidelity Series Small Cap Opportunities Fund: Class F	2,987,403,554		
1833	Fidelity Securities Fund	Fidelity Advisor Real Estate Income Fund: Institutional C	957,474,847		
1833	Fidelity Securities Fund	Fidelity Advisor Real Estate Income Fund: Class C	275,056,383		
1833	Fidelity Securities Fund	Fidelity Advisor Real Estate Income Fund: Class T	53,117,980		
1833	Fidelity Securities Fund	Fidelity Advisor Real Estate Income Fund: Class A	473,514,307		
1833	Fidelity Securities Fund	Fidelity Real Estate Income Fund	2,693,425,426		
1846	Fidelity Commonwealth Trust	Fidelity Series 100 Index Fund: Class F	1,749,038,857		
1846	Fidelity Commonwealth Trust	Fidelity Series 100 Index Fund	1,786,736,773		
1978	Fidelity Investment Trust	Fidelity Advisor Total International Equity Fund: Class C	3,996,205		
1978	Fidelity Investment Trust	Fidelity Advisor Total International Equity Fund: Class T	10,421,945		
1978	Fidelity Investment Trust	Fidelity Advisor Total International Equity Fund: Class A	8,612,538		
1978	Fidelity Investment Trust	Fidelity Total International Equity Fund	317,907,781		
1978	Fidelity Investment Trust	Fidelity Advisor Total International Equity Fund: Instituti	2,132,167		
1978	Fidelity Investment Trust	Fidelity Advisor Total International Equity Fund: Class B	161,019		
1979	Fidelity Investment Trust	Fidelity Advisor International Growth Fund: Class C	32,679,700		
1979	Fidelity Investment Trust	Fidelity International Growth Fund	628,358,317		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
1979	Fidelity Investment Trust	Fidelity Advisor International Growth Fund: Institutional	135,961,324		
1979	Fidelity Investment Trust	Fidelity Advisor International Growth Fund: Class A	121,539,885		
1979	Fidelity Investment Trust	Fidelity Advisor International Growth Fund: Class B	1,278,085		
1979	Fidelity Investment Trust	Fidelity Advisor International Growth Fund: Class Z	96,761		
1979	Fidelity Investment Trust	Fidelity Advisor International Growth Fund: Class T	26,384,284		
2018	Fidelity Central Investment Portfolios	Fidelity International Equity Central Fund	2,741,649,943		
2021	Variable Insurance Products Fund II	VIP: Emerging Markets Portfolio: Initial Class	91,719,168		
2021	Variable Insurance Products Fund II	VIP: Emerging Markets Portfolio: Service Class	84,415		
2021	Variable Insurance Products Fund II	VIP: Emerging Markets Portfolio: Service Class 2	7,685,093		
2021	Variable Insurance Products Fund II	VIP: Emerging Markets Portfolio: Service Class 2 R	84,232		
2021	Variable Insurance Products Fund II	VIP: Emerging Markets Portfolio: Initial Class R	8,111,136		
2021	Variable Insurance Products Fund II	VIP: Emerging Markets Portfolio: Investor Class R	69,878,783		
2053	Fidelity Investment Trust	Fidelity Advisor Emerging Europe, Middle East, Africa (	4,534,743		
2053	Fidelity Investment Trust	Fidelity Advisor Emerging Europe, Middle East, Africa (	2,350,847		
2053	Fidelity Investment Trust	Fidelity Advisor Emerging Europe, Middle East, Africa (	6,122,140		
2053	Fidelity Investment Trust	Fidelity Emerging Europe, Middle East, Africa (EMEA)	83,137,780		
2053	Fidelity Investment Trust	Fidelity Advisor Emerging Europe, Middle East, Africa (	6,441,381		
2053	Fidelity Investment Trust	Fidelity Advisor Emerging Europe, Middle East, Africa (	253,604		
2062	Fidelity Central Investment Portfolios	Fidelity High Income Central Fund 2	791,838,671		
2113	Fidelity Central Investment Portfolios	Fidelity Emerging Markets Equity Central Fund	430,182,614		
2115	Fidelity Devonshire Trust	Fidelity Series All-Sector Equity Fund	5,234,187,995		
2115	Fidelity Devonshire Trust	Fidelity Series All-Sector Equity Fund: Class F	5,699,904,815		
2117	Fidelity Investment Trust	Fidelity Series Emerging Markets Fund: Class F	5,183,326,786		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
2117	Fidelity Investment Trust	Fidelity Series Emerging Markets Fund	4,791,521,205		
2120	Fidelity Investment Trust	Fidelity Advisor Global Commodity Stock Fund: Class C	16,067,001		
2120	Fidelity Investment Trust	Fidelity Global Commodity Stock Fund	206,475,468		
2120	Fidelity Investment Trust	Fidelity Advisor Global Commodity Stock Fund: Class A	45,454,393		
2120	Fidelity Investment Trust	Fidelity Advisor Global Commodity Stock Fund: Class B	1,417,036		
2120	Fidelity Investment Trust	Fidelity Advisor Global Commodity Stock Fund: Class T	9,155,079		
2120	Fidelity Investment Trust	Fidelity Advisor Global Commodity Stock Fund: Instituti	24,199,434		
2269	Fidelity Summer Street Trust	Fidelity Series High Income Fund: Class F	3,592,517,111		
2269	Fidelity Summer Street Trust	Fidelity Series High Income Fund	3,326,004,189		
2270	Fidelity Summer Street Trust	Fidelity Series Floating Rate High Income Fund	414,569,860		
2270	Fidelity Summer Street Trust	Fidelity Series Floating Rate High Income Fund: Class F	440,293,146		
2276	Fidelity Hanover Street Trust	Fidelity Emerging Markets Debt Central Fund	103,465,978		
2277	Fidelity Securities Fund	Fidelity Series Real Estate Income Fund: Class F	435,254,364		
2277	Fidelity Securities Fund	Fidelity Series Real Estate Income Fund	409,490,886		
2282	Fidelity Investment Trust	Fidelity Series International Growth Fund	5,862,551,363		
2282	Fidelity Investment Trust	Fidelity Series International Growth Fund: Class F	6,451,065,228		
2283	Fidelity Investment Trust	Fidelity Series International Value Fund	5,725,847,542		
2283	Fidelity Investment Trust	Fidelity Series International Value Fund: Class F	6,296,279,974		
2284	Fidelity Investment Trust	Fidelity Series International Small Cap Fund	1,315,840,444		
2284	Fidelity Investment Trust	Fidelity Series International Small Cap Fund: Class F	1,450,041,588		
2295	Fidelity Hastings Street Trust	Fidelity Series Emerging Markets Debt Fund: Class F	561,334,890		
2295	Fidelity Hastings Street Trust	Fidelity Series Emerging Markets Debt Fund	530,807,098		
2297	Fidelity Summer Street Trust	Fidelity Advisor Global High Income Fund: Class C	3,646,023		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
2297	Fidelity Summer Street Trust	Fidelity Advisor Global High Income Fund: Class A	7,212,975		
2297	Fidelity Summer Street Trust	Fidelity Advisor Global High Income Fund: Institutional	4,920,378		
2297	Fidelity Summer Street Trust	Fidelity Advisor Global High Income Fund: Class T	1,742,872		
2297	Fidelity Summer Street Trust	Fidelity Global High Income Fund: Retail Class	134,058,569		
2369	Fidelity Investment Trust	Fidelity Total Emerging Markets Fund	40,381,939		
2369	Fidelity Investment Trust	Fidelity Advisor Total Emerging Markets Fund - Instituti	4,944,841		
2369	Fidelity Investment Trust	Fidelity Advisor Total Emerging Markets Fund - Class A	13,450,165		
2369	Fidelity Investment Trust	Fidelity Advisor Total Emerging Markets Fund - Class C	9,971,880		
2369	Fidelity Investment Trust	Fidelity Advisor Total Emerging Markets Fund - Class T	4,931,496		
2374	Fidelity Investment Trust	Fidelity Advisor Emerging Markets Discovery Fund - Inst	433,734		
2374	Fidelity Investment Trust	Fidelity Advisor Emerging Markets Discovery Fund - Cla	1,973,107		
2374	Fidelity Investment Trust	Fidelity Advisor Emerging Markets Discovery Fund - Cla	1,502,402		
2374	Fidelity Investment Trust	Fidelity Emerging Markets Discovery Fund	64,549,043		
2374	Fidelity Investment Trust	Fidelity Advisor Emerging Markets Discovery Fund - Cla	4,391,145		
2380	Fidelity Securities Fund	Fidelity Series Real Estate Equity Fund: Class F	723,744,576		
2380	Fidelity Securities Fund	Fidelity Series Real Estate Equity Fund	638,412,483		
2406	Fidelity Investment Trust	Fidelity Global Equity Income Fund	58,005,149		
2408	Fidelity Advisor Series VIII	Fidelity Advisor Global Equity Income Fund - Class C	3,119,418		
2408	Fidelity Advisor Series VIII	Fidelity Advisor Global Equity Income Fund - Class A	3,854,546		
2408	Fidelity Advisor Series VIII	Fidelity Advisor Global Equity Income Fund - Class Insti	1,329,614		
2408	Fidelity Advisor Series VIII	Fidelity Advisor Global Equity Income Fund - Class T	2,055,472		
2453	Fidelity Devonshire Trust	Fidelity Series Equity-Income Fund	5,129,359,135		
2453	Fidelity Devonshire Trust	Fidelity Series Equity-Income Fund: Class F	7,391,422,988		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
2455	Fidelity Puritan Trust	Fidelity Series Intrinsic Opportunities Fund: Class F	3,664,996,066		
2455	Fidelity Puritan Trust	Fidelity Series Intrinsic Opportunities Fund	2,541,113,743		
2457	Fidelity Hastings Street Trust	Fidelity Series Growth & Income Fund - Class F	5,665,537,973		
2457	Fidelity Hastings Street Trust	Fidelity Series Growth & Income Fund	3,928,028,220		
2459	Fidelity Contrafund	Fidelity Series Opportunistic Insights Fund: Class F	3,747,316,821		
2459	Fidelity Contrafund	Fidelity Series Opportunistic Insights Fund	2,605,834,007		
2461	Fidelity Devonshire Trust	Fidelity Series Stock Selector Large Cap Value Fund: Cla	4,985,113,510		
2461	Fidelity Devonshire Trust	Fidelity Series Stock Selector Large Cap Value Fund	3,469,794,571		
2463	Fidelity Devonshire Trust	Fidelity Advisor Series Equity-Income Fund	1,900,845,281		
2464	Fidelity Hastings Street Trust	Fidelity Advisor Series Growth & Income Fund	1,328,819,734		
2465	Fidelity Contrafund	Fidelity Advisor Series Opportunistic Insights Fund	877,213,238		
2466	Fidelity Devonshire Trust	Fidelity Advisor Series Stock Selector Large Cap Value F	1,282,259,283		
2580	Fidelity Summer Street Trust	Fidelity Advisor Short Duration High Income Fund: Clas	3,912,570		
2580	Fidelity Summer Street Trust	Fidelity Advisor Short Duration High Income Fund: Instit	6,082,447		
2580	Fidelity Summer Street Trust	Fidelity Advisor Short Duration High Income Fund: Clas	2,853,139		
2580	Fidelity Summer Street Trust	Fidelity Short Duration High Income Fund	47,280,302		
2580	Fidelity Summer Street Trust	Fidelity Advisor Short Duration High Income Fund: Clas	4,253,492		
2610	Fidelity Mt. Vernon Street Trust	Fidelity Series Growth Company Fund	4,344,290,405		
2610	Fidelity Mt. Vernon Street Trust	Fidelity Series Growth Company Fund: Class F	6,144,844,242		
2611	Fidelity Securities Fund	Fidelity Series Blue Chip Growth Fund	3,469,572,029		
2611	Fidelity Securities Fund	Fidelity Series Blue Chip Growth Fund: Class F	4,961,045,760		
2613	Fidelity Advisor Series I	Fidelity Advisor Series Small Cap Fund	521,238,289		
2614	Fidelity Advisor Series I	Fidelity Advisor Series Growth Opportunities Fund	963,335,569		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
2615	Fidelity Commonwealth Trust	Fidelity Series Small Cap Discovery Fund	650,102,783		
2615	Fidelity Commonwealth Trust	Fidelity Series Small Cap Discovery Fund: Class F	941,376,142		
2624	Fidelity Commonwealth Trust	Fidelity Event Driven Opportunities Fund	165,195,686		
2625	Fidelity Commonwealth Trust	Fidelity Advisor Event Driven Opportunities Fund: Instit	2,112,782		
2625	Fidelity Commonwealth Trust	Fidelity Advisor Event Driven Opportunities Fund: Class	2,123,403		
2625	Fidelity Commonwealth Trust	Fidelity Advisor Event Driven Opportunities Fund: Class	2,626,167		
2625	Fidelity Commonwealth Trust	Fidelity Advisor Event Driven Opportunities Fund: Class	2,265,209		
2638	Variable Insurance Products Fund	VIP: VIP Floating Rate High Income Portfolio: Investor	95,046,950		
2638	Variable Insurance Products Fund	VIP: VIP Floating Rate High Income Portfolio: Initial Cla	10,913,132		
2645	Fidelity Advisor Series I	Fidelity Advisor Series Equity Growth Fund	966,227,100		
2724	Fidelity Central Investment Portfolios I	Fidelity Real Estate Equity Central Fund	158,651,589		
2724	Fidelity Central Investment Portfolios I	Fidelity Real Estate Equity Central Fund	158,651,589		
5648	Fidelity Devonshire Trust	Fidelity Stock Selector Large Cap Value Fund	800,777,727		
5648	Fidelity Devonshire Trust	Fidelity Advisor Stock Selector Large Cap Value Fund: C	27,116,991		
5648	Fidelity Devonshire Trust	Fidelity Advisor Stock Selector Large Cap Value Fund: C	10,285,110		
5648	Fidelity Devonshire Trust	Fidelity Advisor Stock Selector Large Cap Value Fund: C	10,844,277		
5648	Fidelity Devonshire Trust	Fidelity Advisor Stock Selector Large Cap Value Fund: I	9,870,565		
5648	Fidelity Devonshire Trust	Fidelity Advisor Stock Selector Large Cap Value Fund: C	1,469,397		
5649	Fidelity Devonshire Trust	Fidelity Advisor Mid Cap Value Fund: Class T	39,187,158		
5649	Fidelity Devonshire Trust	Fidelity Advisor Mid Cap Value Fund: Class C	63,363,229		
5649	Fidelity Devonshire Trust	Fidelity Advisor Mid Cap Value Fund: Institutional Class	119,463,351		
5649	Fidelity Devonshire Trust	Fidelity Mid Cap Value Fund	2,452,152,254		
5649	Fidelity Devonshire Trust	Fidelity Advisor Mid Cap Value Fund: Class A	154,160,677		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Equity

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
5649	Fidelity Devonshire Trust	Fidelity Advisor Mid Cap Value Fund: Class B	2,461,021		
		Grand Total for Greenbook Equity	947,828,541,851		52,375,000

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
10	Fidelity Union Street Trust II	Fidelity Municipal Money Market Fund	29,483,319,013		
15	Fidelity Income Fund	Fidelity GNMA Fund	6,442,181,084		
20	Variable Insurance Products Fund V	VIP: Money Market Portfolio: Investor Class	992,653,910		
20	Variable Insurance Products Fund V	VIP: Money Market Portfolio: Service Class 2	135,413,329		
20	Variable Insurance Products Fund V	VIP: Money Market Portfolio	922,725,838		
20	Variable Insurance Products Fund V	VIP: Money Market Portfolio: Service Class	641,723,573		
25	Fidelity Salem Street Trust	Fidelity Advisor Investment Grade Bond Fund: Institutio	420,859,235		
25	Fidelity Salem Street Trust	Fidelity Advisor Investment Grade Bond Fund: Class T	24,231,669		
25	Fidelity Salem Street Trust	Fidelity Advisor Investment Grade Bond Fund: Class C	31,201,897		
25	Fidelity Salem Street Trust	Fidelity Investment Grade Bond Fund	5,612,762,269		
25	Fidelity Salem Street Trust	Fidelity Advisor Investment Grade Bond Fund: Class B	2,379,396		
25	Fidelity Salem Street Trust	Fidelity Advisor Investment Grade Bond Fund: Class A	81,801,997		
32	Fidelity Salem Street Trust	Fidelity Intermediate Bond Fund	3,341,505,307		
36	Fidelity School Street Trust	Fidelity Advisor Intermediate Municipal Income Fund: C	1,845,164		
36	Fidelity School Street Trust	Fidelity Intermediate Municipal Income Fund	4,443,081,468		
36	Fidelity School Street Trust	Fidelity Advisor Intermediate Municipal Income Fund: In	607,829,127		
36	Fidelity School Street Trust	Fidelity Advisor Intermediate Municipal Income Fund: C	114,734,287		
36	Fidelity School Street Trust	Fidelity Advisor Intermediate Municipal Income Fund: C	17,934,052		
36	Fidelity School Street Trust	Fidelity Advisor Intermediate Municipal Income Fund: C	60,584,137		
37	Fidelity Municipal Trust	Fidelity Municipal Income Fund	5,732,953,125		
40	Fidelity Advisor Series II	Fidelity Advisor Mortgage Securities Fund: Class C	17,622,170		
40	Fidelity Advisor Series II	Fidelity Advisor Mortgage Securities Fund: Institutional	47,724,370		
40	Fidelity Advisor Series II	Fidelity Advisor Mortgage Securities Fund: Class B	1,148,559		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
40	Fidelity Advisor Series II	Fidelity Advisor Mortgage Securities Fund: Class T	22,649,774		
40	Fidelity Advisor Series II	Fidelity Advisor Mortgage Securities Fund: Class A	39,246,422		
40	Fidelity Advisor Series II	Fidelity Mortgage Securities Fund	789,570,011		
50	Fidelity Phillips Street Trust	Fidelity U.S. Government Reserves	2,194,955,750		
54	Fidelity Income Fund	Fidelity Government Income Fund	3,196,582,760		
54	Fidelity Income Fund	Fidelity Advisor Government Income Fund: Class A	240,510,114		
54	Fidelity Income Fund	Fidelity Advisor Government Income Fund: Class B	8,030,113		
54	Fidelity Income Fund	Fidelity Advisor Government Income Fund: Class T	197,171,393		
54	Fidelity Income Fund	Fidelity Advisor Government Income Fund: Institutional	312,309,278		
54	Fidelity Income Fund	Fidelity Advisor Government Income Fund: Class C	57,368,422		
55	Fidelity Phillips Street Trust	Fidelity Cash Reserves	113,946,064,039		
56	Fidelity Colchester Street Trust	Tax-Exempt Portfolio: Class I	2,045,522,078		
56	Fidelity Colchester Street Trust	Tax-Exempt Portfolio: Select Class	4,796,014		
56	Fidelity Colchester Street Trust	Tax-Exempt Portfolio: Class II	12,102,040		
56	Fidelity Colchester Street Trust	Tax-Exempt Portfolio: Class III	276,704,154		
57	Fidelity Colchester Street Trust	Government Portfolio: Select Class	632,434,064		
57	Fidelity Colchester Street Trust	Government Portfolio: Class II	548,517,842		
57	Fidelity Colchester Street Trust	Government Portfolio: Class III	2,248,812,269		
57	Fidelity Colchester Street Trust	Government Portfolio: Class I	24,898,441,687		
57	Fidelity Colchester Street Trust	FIMM Government Portfolio: Institutional Class	728,116,297		
58	Fidelity Newbury Street Trust	Treasury Fund: Daily Money Class	4,622,588,374		
58	Fidelity Newbury Street Trust	Treasury Fund: Advisor C Class	107,173,568		
58	Fidelity Newbury Street Trust	Treasury Fund: Advisor B Class	11,976,108		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
58	Fidelity Newbury Street Trust	Treasury Fund: Capital Reserves Class	1,124,216,416		
59	Fidelity Colchester Street Trust	Money Market Portfolio: Class III	1,744,357,037		
59	Fidelity Colchester Street Trust	Money Market Portfolio: Institutional Class	39,451,523,589		
59	Fidelity Colchester Street Trust	Money Market Portfolio: Class II	104,988,487		
59	Fidelity Colchester Street Trust	Money Market Portfolio: Select Class	339,290,008		
59	Fidelity Colchester Street Trust	Fidelity Institutional Money Market Portfolio: Class F	2,047,624,664		
59	Fidelity Colchester Street Trust	Money Market Portfolio: Class I	22,161,963,259		
70	Fidelity Massachusetts Municipal Trus	Fidelity Massachusetts Municipal Income Fund	2,169,994,531		
71	Fidelity New York Municipal Trust	Fidelity Advisor New York Municipal Income Fund: Clas	1,960,574		
71	Fidelity New York Municipal Trust	Fidelity Advisor New York Municipal Income Fund: Clas	7,518,515		
71	Fidelity New York Municipal Trust	Fidelity Advisor New York Municipal Income Fund: Insti	27,727,433		
71	Fidelity New York Municipal Trust	Fidelity Advisor New York Municipal Income Fund: Clas	30,360,397		
71	Fidelity New York Municipal Trust	Fidelity Advisor New York Municipal Income Fund: Clas	41,270,844		
71	Fidelity New York Municipal Trust	Fidelity New York Municipal Income Fund	1,694,793,066		
74	Fidelity Massachusetts Municipal Trus	Fidelity Massachusetts Municipal Money Market Fund	6,729,586,215		
83	Fidelity Newbury Street Trust	Prime Fund: Capital Reserves Class	9,966,820,874		
83	Fidelity Newbury Street Trust	Prime Fund: Daily Money Class	7,880,186,968		
84	Fidelity Newbury Street Trust	Tax-Exempt Fund: Capital Reserves Class	433,034,270		
84	Fidelity Newbury Street Trust	Tax-Exempt Fund: Fidelity Tax-Free Money Market Fun	9,888,326,885		
84	Fidelity Newbury Street Trust	Tax-Exempt Fund: Daily Money Class	377,335,159		
85	Fidelity Salem Street Trust	Money Market Portfolio	4,056,746,379		
87	Fidelity Advisor Series II	Fidelity Advisor Limited Term Bond Fund: Class B	1,423,610		
87	Fidelity Advisor Series II	Fidelity Advisor Limited Term Bond Fund: Institutional	311,441,647		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
87	Fidelity Advisor Series II	Fidelity Advisor Limited Term Bond Fund: Class A	266,916,855		
87	Fidelity Advisor Series II	Fidelity Advisor Limited Term Bond Fund: Class T	201,214,180		
87	Fidelity Advisor Series II	Fidelity Limited Term Bond Fund	329,597,618		
87	Fidelity Advisor Series II	Fidelity Advisor Limited Term Bond Fund: Class C	74,165,780		
91	Fidelity California Municipal Trust	Fidelity Advisor California Municipal Income Fund: Clas	22,836,584		
91	Fidelity California Municipal Trust	Fidelity Advisor California Municipal Income Fund: Clas	688,623		
91	Fidelity California Municipal Trust	Fidelity Advisor California Municipal Income Fund: Insti	37,697,094		
91	Fidelity California Municipal Trust	Fidelity Advisor California Municipal Income Fund: Clas	6,507,984		
91	Fidelity California Municipal Trust	Fidelity California Municipal Income Fund	1,795,963,785		
91	Fidelity California Municipal Trust	Fidelity Advisor California Municipal Income Fund: Clas	38,621,753		
92	Fidelity New York Municipal Trust II	Fidelity New York Municipal Money Market Fund	5,559,738,978		
97	Fidelity California Municipal Trust II	Fidelity California Municipal Money Market Fund	7,096,036,376		
159	Variable Insurance Products Fund V	VIP: Asset Manager: Growth Portfolio: Investor Class	86,677,828		
159	Variable Insurance Products Fund V	VIP: Asset Manager: Growth Portfolio: Service Class	3,265,284		
159	Variable Insurance Products Fund V	VIP: Asset Manager: Growth Portfolio: Initial Class	122,823,931		
159	Variable Insurance Products Fund V	VIP: Asset Manager: Growth Portfolio: Service Class 2	3,582,207		
181	Fidelity Municipal Trust	Fidelity Michigan Municipal Income Fund	568,586,867		
182	Fidelity Municipal Trust	Fidelity Minnesota Municipal Income Fund	505,611,075		
188	Fidelity Municipal Trust	Fidelity Ohio Municipal Income Fund	597,246,433		
220	Fidelity Advisor Series II	Fidelity Advisor Municipal Income Fund: Class B	4,810,316		
220	Fidelity Advisor Series II	Fidelity Advisor Municipal Income Fund: Institutional Cl	317,225,785		
220	Fidelity Advisor Series II	Fidelity Advisor Municipal Income Fund: Class T	204,913,084		
220	Fidelity Advisor Series II	Fidelity Advisor Municipal Income Fund: Class A	328,188,510		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
220	Fidelity Advisor Series II	Fidelity Advisor Municipal Income Fund: Class C	119,759,221		
222	Fidelity Advisor Series II	Fidelity Advisor Short Fixed-Income Fund: Class C	92,180,908		
222	Fidelity Advisor Series II	Fidelity Advisor Short Fixed-Income Fund: Institutional	636,032,382		
222	Fidelity Advisor Series II	Fidelity Advisor Short Fixed-Income Fund: Class T	102,203,703		
222	Fidelity Advisor Series II	Fidelity Advisor Short Fixed-Income Fund: Class B	1,986,344		
222	Fidelity Advisor Series II	Fidelity Advisor Short Fixed-Income Fund: Class A	171,180,117		
227	Variable Insurance Products Fund V	VIP: Investment Grade Bond Portfolio: Service Class 2	1,084,650,338		
227	Variable Insurance Products Fund V	VIP: Investment Grade Bond Portfolio: Investor Class	758,376,960		
227	Variable Insurance Products Fund V	VIP: Investment Grade Bond Portfolio: Service Class	434,340,365		
227	Variable Insurance Products Fund V	VIP: Investment Grade Bond Portfolio	1,082,851,207		
228	Variable Insurance Products Fund V	VIP: Asset Manager Portfolio: Service Class 2	28,229,120		
228	Variable Insurance Products Fund V	VIP: Asset Manager Portfolio: Investor Class	180,196,974		
228	Variable Insurance Products Fund V	VIP: Asset Manager Portfolio: Initial Class	1,117,789,173		
228	Variable Insurance Products Fund V	VIP: Asset Manager Portfolio: Service Class	6,989,534		
314	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 50%: Class A	72,253,758		
314	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 50%: Institutional Class	32,863,940		
314	Fidelity Charles Street Trust	Fidelity Asset Manager 50%	8,005,428,139		
314	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 50%: Class T	33,912,809		
314	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 50%: Class C	39,423,488		
314	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 50%: Class B	3,330,769		
321	Fidelity Charles Street Trust	Fidelity Asset Manager 70%	3,856,718,775		
321	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 70%: Class A	146,145,645		
321	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 70%: Class B	3,725,522		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
321	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 70%: Class C	56,029,301		
321	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 70%: Class T	49,258,627		
321	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 70%: Institutional Class	41,599,749		
328	Fidelity Charles Street Trust	Fidelity Asset Manager 20%	4,945,315,266		
328	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 20%: Class C	26,677,796		
328	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 20%: Class A	39,050,692		
328	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 20%: Institutional Class	14,341,375		
328	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 20%: Class T	20,403,514		
328	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 20%: Class B	2,063,499		
334	Fidelity Charles Street Trust	Fidelity Advisor Global Balanced Fund: Class B	1,923,152		
334	Fidelity Charles Street Trust	Fidelity Advisor Global Balanced Fund: Class C	29,182,955		
334	Fidelity Charles Street Trust	Fidelity Advisor Global Balanced Fund: Class T	17,604,230		
334	Fidelity Charles Street Trust	Fidelity Advisor Global Balanced Fund: Class A	44,492,973		
334	Fidelity Charles Street Trust	Fidelity Advisor Global Balanced Fund: Institutional Clas	5,977,638		
334	Fidelity Charles Street Trust	Fidelity Global Balanced Fund	524,109,153		
347	Fidelity Charles Street Trust	Fidelity Asset Manager 85%	1,357,017,767		
347	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 85%: Class C	32,683,182		
347	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 85%: Class A	68,664,272		
347	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 85%: Class T	18,648,921		
347	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 85%: Class B	2,328,346		
347	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 85%: Institutional Class	43,146,678		
355	Fidelity Aberdeen Street Trust	Fidelity Four-in-One Index Fund	4,032,748,677		
368	Fidelity School Street Trust	Fidelity Strategic Income Fund	8,370,079,347		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
369	Fidelity Aberdeen Street Trust	Fidelity Freedom Income Fund	2,531,010,631		
371	Fidelity Aberdeen Street Trust	Fidelity Freedom 2010 Fund	5,039,460,251		
372	Fidelity Aberdeen Street Trust	Fidelity Freedom 2020 Fund	12,904,541,609		
373	Fidelity Aberdeen Street Trust	Fidelity Freedom 2030 Fund	10,751,810,391		
401	Fidelity Municipal Trust II	Fidelity Pennsylvania Municipal Money Market Fund	759,943,761		
402	Fidelity Municipal Trust	Fidelity Pennsylvania Municipal Income Fund	451,923,453		
404	Fidelity Municipal Trust	Fidelity Advisor Limited Term Municipal Income Fund: I	261,545,524		
404	Fidelity Municipal Trust	Fidelity Limited Term Municipal Income Fund	3,223,662,862		
404	Fidelity Municipal Trust	Fidelity Advisor Limited Term Municipal Income Fund:	24,760,259		
404	Fidelity Municipal Trust	Fidelity Advisor Limited Term Municipal Income Fund:	65,267,337		
404	Fidelity Municipal Trust	Fidelity Advisor Limited Term Municipal Income Fund:	412,018		
404	Fidelity Municipal Trust	Fidelity Advisor Limited Term Municipal Income Fund:	400,150,885		
407	Fidelity Court Street Trust	Fidelity Connecticut Municipal Income Fund	441,910,340		
415	Fidelity Hereford Street Trust	Fidelity Treasury Only Money Market Fund	4,781,627,144		
416	Fidelity Court Street Trust	Fidelity New Jersey Municipal Income Fund	601,219,181		
417	Fidelity Court Street Trust II	Fidelity New Jersey Municipal Money Market Fund	2,437,379,452		
418	Fidelity Court Street Trust II	Fidelity Connecticut Municipal Money Market Fund	1,808,012,953		
419	Fidelity Municipal Trust II	Fidelity Ohio Municipal Money Market Fund	1,324,262,516		
420	Fidelity Municipal Trust II	Fidelity Michigan Municipal Money Market Fund	1,042,415,438		
422	Fidelity New York Municipal Trust II	Fidelity New York AMT Tax-Free Money Market Fund:	392,449		
422	Fidelity New York Municipal Trust II	Fidelity New York AMT Tax-Free Money Market Fund: I	534,478,275		
422	Fidelity New York Municipal Trust II	Fidelity New York AMT Tax-Free Money Market Fund	319,257,416		
423	Fidelity Court Street Trust II	Fidelity New Jersey AMT Tax-Free Money Market Fund:	67,216		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
423	Fidelity Court Street Trust II	Fidelity New Jersey AMT Tax-Free Money Market Fund:	212,624,785		
423	Fidelity Court Street Trust II	Fidelity New Jersey AMT Tax-Free Money Market Fund	169,322,703		
426	Fidelity Massachusetts Municipal Trus	Fidelity Massachusetts AMT Tax-Free Money Market Fu	236,689,937		
426	Fidelity Massachusetts Municipal Trus	Fidelity Massachusetts AMT Tax-Free Money Market Fu	100,174		
426	Fidelity Massachusetts Municipal Trus	Fidelity Massachusetts AMT Tax-Free Money Market Fu	493,742,609		
429	Fidelity Union Street Trust	Fidelity Maryland Municipal Income Fund	201,926,361		
433	Fidelity Union Street Trust II	Fidelity Arizona Municipal Money Market Fund	437,895,663		
434	Fidelity Union Street Trust	Fidelity Arizona Municipal Income Fund	151,394,861		
450	Fidelity Salem Street Trust	Fidelity Short-Term Bond Fund: Class F	1,208,374,978		
450	Fidelity Salem Street Trust	Fidelity Short-Term Bond Fund	6,149,788,482		
452	Fidelity Income Fund	Fidelity Intermediate Government Income Fund	769,893,376		
454	Fidelity Hereford Street Trust	Fidelity Money Market Fund	2,431,895,186		
457	Fidelity California Municipal Trust II	Fidelity California AMT Tax-Free Money Market Fund	324,114,599		
457	Fidelity California Municipal Trust II	Fidelity California AMT Tax-Free Money Market Fund: I	493,733,414		
457	Fidelity California Municipal Trust II	Fidelity California AMT Tax-Free Money Market Fund:	141,411		
458	Fidelity Hereford Street Trust	Fidelity Government Money Market Fund	15,825,607,593		
460	Fidelity Union Street Trust II	Fidelity AMT Tax-Free Money Fund	861,016,456		
630	Fidelity Money Market Trust	Retirement Money Market Portfolio	12,342,596,348		
631	Fidelity Money Market Trust	Retirement Government Money Market Portfolio	3,358,549,392		
634	Fidelity Salem Street Trust	Fidelity Tax-Free Bond Fund	2,818,611,182		
638	Fidelity Advisor Series II	Fidelity Advisor Strategic Income Fund: Institutional Cla	2,690,166,229		
638	Fidelity Advisor Series II	Fidelity Advisor Strategic Income Fund: Class B	100,141,722		
638	Fidelity Advisor Series II	Fidelity Advisor Strategic Income Fund: Class C	1,663,011,075		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
638	Fidelity Advisor Series II	Fidelity Advisor Strategic Income Fund: Class T	1,175,692,360		
638	Fidelity Advisor Series II	Fidelity Advisor Strategic Income Fund: Class A	3,791,719,753		
651	Fidelity Salem Street Trust	Spartan U.S. Bond Index Fund: Class F	2,464,993,829		
651	Fidelity Salem Street Trust	Spartan U.S. Bond Index Fund: Investor Class	6,573,945,599		
651	Fidelity Salem Street Trust	Spartan U.S. Bond Index Fund: Fidelity Advantage Instit	1,289,662,630		
651	Fidelity Salem Street Trust	Spartan U.S. Bond Index Fund: Institutional Class	3,282,004,577		
651	Fidelity Salem Street Trust	Spartan U.S. Bond Index Fund: Fidelity Advantage Class	6,160,959,713		
662	Fidelity Advisor Series IV	Fidelity Limited Term Government Fund	360,546,606		
680	Fidelity Colchester Street Trust	Treasury Only Portfolio: Class III	726,903,438		
680	Fidelity Colchester Street Trust	Treasury Only Portfolio: Class I	9,154,488,053		
680	Fidelity Colchester Street Trust	Treasury Only Portfolio: Class II	262,080,148		
680	Fidelity Colchester Street Trust	Treasury Only Portfolio: Class IV	64,041,583		
680	Fidelity Colchester Street Trust	Treasury Only Portfolio: Select Class	169,112,005		
680	Fidelity Colchester Street Trust	FIMM Treasury Only Portfolio: Institutional Class	107,803,605		
690	Fidelity Colchester Street Trust	Prime Money Market Portfolio: Institutional Class	31,951,111,311		
690	Fidelity Colchester Street Trust	Prime Money Market Portfolio: Class III	1,137,335,971		
690	Fidelity Colchester Street Trust	Prime Money Market Portfolio: Class II	490,476,244		
690	Fidelity Colchester Street Trust	Prime Money Market Portfolio: Select Class	1,163,868,745		
690	Fidelity Colchester Street Trust	Prime Money Market Portfolio: Class IV	214,116,819		
690	Fidelity Colchester Street Trust	Prime Money Market Portfolio: Class I	6,085,724,509		
693	Fidelity Revere Street Trust	Fidelity Cash Central Fund	33,834,458,726		
695	Fidelity Colchester Street Trust	Treasury Portfolio: Class IV	509,548,410		
695	Fidelity Colchester Street Trust	FIMM Treasury Portfolio: Institutional Class	719,155,789		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
695	Fidelity Colchester Street Trust	Treasury Portfolio: Class III	2,688,507,058		
695	Fidelity Colchester Street Trust	Treasury Portfolio: Select Class	195,857,021		
695	Fidelity Colchester Street Trust	Treasury Portfolio: Class II	70,422,809		
695	Fidelity Colchester Street Trust	Treasury Portfolio: Class I	10,938,919,530		
698	Fidelity Revere Street Trust	Fidelity Municipal Cash Central Fund	4,405,427,294		
718	Fidelity Aberdeen Street Trust	Fidelity Freedom 2040 Fund	6,862,748,727		
719	Fidelity Garrison Street Trust	Fidelity Money Market Central Fund	834,219,364		
761	Fidelity Revere Street Trust	Fidelity Securities Lending Cash Central Fund	19,447,341,176		
1104	Fidelity Salem Street Trust	Fidelity Advisor Inflation-Protected Bond Fund: Class T	33,526,840		
1104	Fidelity Salem Street Trust	Fidelity Advisor Inflation-Protected Bond Fund: Class B	9,202,054		
1104	Fidelity Salem Street Trust	Fidelity Advisor Inflation-Protected Bond Fund: Institutio	136,715,619		
1104	Fidelity Salem Street Trust	Fidelity Advisor Inflation-Protected Bond Fund: Class A	117,860,469		
1104	Fidelity Salem Street Trust	Fidelity Advisor Inflation-Protected Bond Fund: Class C	68,130,482		
1104	Fidelity Salem Street Trust	Fidelity Inflation-Protected Bond Fund	1,603,725,289		
1158	Fidelity Income Fund	Fidelity Advisor Total Bond Fund: Class B	4,130,966		
1158	Fidelity Income Fund	Fidelity Advisor Total Bond Fund: Class A	738,242,069		
1158	Fidelity Income Fund	Fidelity Advisor Total Bond Fund: Class T	67,122,195		
1158	Fidelity Income Fund	Fidelity Advisor Total Bond Fund: Class C	107,488,722		
1158	Fidelity Income Fund	Fidelity Advisor Total Bond Fund: Class Z	100,056		
1158	Fidelity Income Fund	Fidelity Advisor Total Bond Fund: Institutional Class	900,933,899		
1158	Fidelity Income Fund	Fidelity Total Bond Fund	15,932,677,467		
1184	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2010 Fund: Class T	109,072,152		
1184	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2010 Fund: Institutional Class	161,237,639		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
1184	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2010 Fund: Class A	445,171,829		
1184	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2010 Fund: Class C	35,331,980		
1184	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2010 Fund: Class B	2,864,561		
1189	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2020 Fund: Class T	447,433,457		
1189	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2020 Fund: Class C	112,801,444		
1189	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2020 Fund: Class A	1,792,072,027		
1189	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2020 Fund: Class B	18,020,255		
1189	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2020 Fund: Institutional Class	834,610,878		
1194	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2030 Fund: Class C	90,712,180		
1194	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2030 Fund: Institutional Class	888,997,945		
1194	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2030 Fund: Class T	443,272,977		
1194	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2030 Fund: Class A	1,698,212,623		
1194	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2030 Fund: Class B	15,840,386		
1199	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2040 Fund: Class B	13,638,385		
1199	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2040 Fund: Class C	76,089,781		
1199	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2040 Fund: Class A	1,163,016,793		
1199	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2040 Fund: Institutional Class	658,822,776		
1199	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2040 Fund: Class T	326,042,670		
1205	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom Income Fund: Class A	127,738,377		
1205	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom Income Fund: Class T	47,580,333		
1205	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom Income Fund: Class C	15,436,447		
1205	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom Income Fund: Class B	1,346,787		
1205	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom Income Fund: Institutional Cla	76,822,781		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
1291	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2005 Fund: Class B	721,965		
1291	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2005 Fund: Institutional Class	70,319,795		
1291	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2005 Fund: Class T	27,588,693		
1291	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2005 Fund: Class C	7,894,206		
1291	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2005 Fund: Class A	170,161,849		
1296	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2015 Fund: Class B	8,826,804		
1296	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2015 Fund: Class C	71,973,124		
1296	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2015 Fund: Class T	215,320,129		
1296	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2015 Fund: Institutional Class	428,799,765		
1296	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2015 Fund: Class A	990,088,442		
1302	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2025 Fund: Class A	1,844,961,968		
1302	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2025 Fund: Institutional Class	823,211,451		
1302	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2025 Fund: Class T	399,753,742		
1302	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2025 Fund: Class B	13,012,070		
1302	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2025 Fund: Class C	95,735,423		
1307	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2035 Fund: Institutional Class	686,473,391		
1307	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2035 Fund: Class A	1,311,976,011		
1307	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2035 Fund: Class B	10,896,262		
1307	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2035 Fund: Class C	55,643,661		
1307	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2035 Fund: Class T	293,063,329		
1312	Fidelity Aberdeen Street Trust	Fidelity Freedom 2005 Fund	643,227,405		
1313	Fidelity Aberdeen Street Trust	Fidelity Freedom 2015 Fund	6,075,531,902		
1314	Fidelity Aberdeen Street Trust	Fidelity Freedom 2025 Fund	8,886,782,140		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
1315	Fidelity Aberdeen Street Trust	Fidelity Freedom 2035 Fund	6,135,569,897		
1326	Variable Insurance Products Fund V	VIP: Strategic Income Portfolio: Service Class 2	137,517,825		
1326	Variable Insurance Products Fund V	VIP: Strategic Income Portfolio: Investor Class	982,041,464		
1326	Variable Insurance Products Fund V	VIP: Strategic Income Portfolio: Service Class	831,154		
1326	Variable Insurance Products Fund V	VIP: Strategic Income Portfolio: Initial Class	108,057,725		
1329	Fidelity Salem Street Trust	Fidelity Advisor Strategic Dividend & Income Fund: Insti	332,149,465		
1329	Fidelity Salem Street Trust	Fidelity Advisor Strategic Dividend & Income Fund: Clas	653,503,700		
1329	Fidelity Salem Street Trust	Fidelity Advisor Strategic Dividend & Income Fund: Clas	227,988,546		
1329	Fidelity Salem Street Trust	Fidelity Advisor Strategic Dividend & Income Fund: Clas	356,993,784		
1329	Fidelity Salem Street Trust	Fidelity Strategic Dividend & Income Fund	3,078,075,818		
1329	Fidelity Salem Street Trust	Fidelity Advisor Strategic Dividend & Income Fund: Clas	7,756,445		
1335	Fidelity Revere Street Trust	Fidelity Tax-Free Cash Central Fund	857,616,707		
1374	Fidelity Central Investment Portfolios I	Fidelity Investment Grade Bond Central Fund	7,450,312,024		
1374	Fidelity Central Investment Portfolios I	Fidelity Investment Grade Bond Central Fund	7,450,312,024		
1417	Variable Insurance Products Fund V	VIP: Freedom Income Portfolio: Service Class	6,186,651		
1417	Variable Insurance Products Fund V	VIP: Freedom Income Portfolio: Initial Class	17,398,938		
1417	Variable Insurance Products Fund V	VIP: Freedom Income Portfolio: Service Class 2	8,865,362		
1420	Variable Insurance Products Fund V	VIP: Freedom 2005 Portfolio: Initial Class	8,047,284		
1420	Variable Insurance Products Fund V	VIP: Freedom 2005 Portfolio: Service Class 2	78,667		
1420	Variable Insurance Products Fund V	VIP: Freedom 2005 Portfolio: Service Class	407,639		
1423	Variable Insurance Products Fund V	VIP: Freedom 2010 Portfolio: Service Class	28,005,926		
1423	Variable Insurance Products Fund V	VIP: Freedom 2010 Portfolio: Initial Class	43,396,672		
1423	Variable Insurance Products Fund V	VIP: Freedom 2010 Portfolio: Service Class 2	224,283,193		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
1426	Variable Insurance Products Fund V	VIP: Freedom 2015 Portfolio: Initial Class	39,511,208		
1426	Variable Insurance Products Fund V	VIP: Freedom 2015 Portfolio: Service Class 2	63,458,390		
1426	Variable Insurance Products Fund V	VIP: Freedom 2015 Portfolio: Service Class	15,903,093		
1429	Variable Insurance Products Fund V	VIP: Freedom 2020 Portfolio: Service Class 2	583,669,934		
1429	Variable Insurance Products Fund V	VIP: Freedom 2020 Portfolio: Initial Class	101,593,455		
1429	Variable Insurance Products Fund V	VIP: Freedom 2020 Portfolio: Service Class	76,163,616		
1432	Variable Insurance Products Fund V	VIP: Freedom 2025 Portfolio: Initial Class	26,162,388		
1432	Variable Insurance Products Fund V	VIP: Freedom 2025 Portfolio: Service Class	31,191,423		
1432	Variable Insurance Products Fund V	VIP: Freedom 2025 Portfolio: Service Class 2	49,910,995		
1435	Variable Insurance Products Fund V	VIP: Freedom 2030 Portfolio: Initial Class	72,314,464		
1435	Variable Insurance Products Fund V	VIP: Freedom 2030 Portfolio: Service Class	53,368,219		
1435	Variable Insurance Products Fund V	VIP: Freedom 2030 Portfolio: Service Class 2	152,594,994		
1492	Variable Insurance Products Fund V	VIP: Freedom Lifetime Income I Portfolio: Investor Class	14,663,611		
1493	Variable Insurance Products Fund V	VIP: Freedom Lifetime Income II Portfolio: Investor Clas	29,531,490		
1494	Variable Insurance Products Fund V	VIP: Freedom Lifetime Income III Portfolio: Investor Clas	17,037,277		
1495	Variable Insurance Products Fund V	VIP: Investor Freedom 2005 Portfolio: Investor Class	22,436,725		
1496	Variable Insurance Products Fund V	VIP: Investor Freedom 2010 Portfolio: Investor Class	62,354,872		
1497	Variable Insurance Products Fund V	VIP: Investor Freedom 2015 Portfolio: Investor Class	101,804,835		
1498	Variable Insurance Products Fund V	VIP: Investor Freedom 2020 Portfolio: Investor Class	191,803,345		
1499	Variable Insurance Products Fund V	VIP: Investor Freedom 2025 Portfolio: Investor Class	139,892,379		
1501	Variable Insurance Products Fund V	VIP: Investor Freedom 2030 Portfolio: Investor Class	131,448,559		
1502	Variable Insurance Products Fund V	VIP: Investor Freedom Income Portfolio: Investor Class	66,085,925		
1505	Fidelity Salem Street Trust	Fidelity Strategic Real Return Fund	646,910,372		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
1505	Fidelity Salem Street Trust	Fidelity Advisor Strategic Real Return Fund: Institutional	405,821,190		
1505	Fidelity Salem Street Trust	Fidelity Advisor Strategic Real Return Fund: Class C	59,832,061		
1505	Fidelity Salem Street Trust	Fidelity Advisor Strategic Real Return Fund: Class B	2,890,680		
1505	Fidelity Salem Street Trust	Fidelity Advisor Strategic Real Return Fund: Class A	114,505,324		
1505	Fidelity Salem Street Trust	Fidelity Advisor Strategic Real Return Fund: Class T	20,066,273		
1534	Fidelity California Municipal Trust	Fidelity California Limited Term Tax-Free Bond Fund	782,291,646		
1560	Fidelity Salem Street Trust	Spartan Short-Term Treasury Bond Index Fund: Investor	29,744,983		
1560	Fidelity Salem Street Trust	Spartan Short-Term Treasury Bond Index Fund: Fidelity	777,083,028		
1561	Fidelity Salem Street Trust	Spartan Intermediate Treasury Bond Index Fund: Investor	129,415,754		
1561	Fidelity Salem Street Trust	Spartan Intermediate Treasury Bond Index Fund: Fidelity	1,125,192,844		
1562	Fidelity Salem Street Trust	Spartan Long-Term Treasury Bond Index Fund: Fidelity	501,084,959		
1562	Fidelity Salem Street Trust	Spartan Long-Term Treasury Bond Index Fund: Investor	139,854,529		
1584	Variable Insurance Products Fund V	VIP: FundsManager 20% Portfolio: Service Class	76,957		
1584	Variable Insurance Products Fund V	VIP: FundsManager 20% Portfolio: Service Class 2	1,426,308		
1584	Variable Insurance Products Fund V	VIP: FundsManager 20% Portfolio: Investor Class	760,411,032		
1587	Variable Insurance Products Fund V	VIP: FundsManager 50% Portfolio: Investor Class	5,081,504,079		
1587	Variable Insurance Products Fund V	VIP: FundsManager 50% Portfolio: Service Class 2	88,727,347		
1587	Variable Insurance Products Fund V	VIP: FundsManager 50% Portfolio: Service Class	75,682		
1590	Variable Insurance Products Fund V	VIP: FundsManager 70% Portfolio: Service Class	88,623		
1590	Variable Insurance Products Fund V	VIP: FundsManager 70% Portfolio: Investor Class	1,018,848,113		
1590	Variable Insurance Products Fund V	VIP: FundsManager 70% Portfolio: Service Class 2	7,608,043		
1593	Variable Insurance Products Fund V	VIP: FundsManager 85% Portfolio: Investor Class	377,659,355		
1593	Variable Insurance Products Fund V	VIP: FundsManager 85% Portfolio: Service Class	60,131		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
1593	Variable Insurance Products Fund V	VIP: FundsManager 85% Portfolio: Service Class 2	8,203,221		
1599	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2045 Fund: Class C	21,460,965		
1599	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2045 Fund: Class T	144,184,012		
1599	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2045 Fund: Class B	2,836,879		
1599	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2045 Fund: Class A	617,118,435		
1599	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2045 Fund: Institutional Class	386,048,937		
1605	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2050 Fund: Institutional Class	298,441,217		
1605	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2050 Fund: Class C	23,457,698		
1605	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2050 Fund: Class B	3,783,954		
1605	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2050 Fund: Class A	407,547,974		
1605	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2050 Fund: Class T	119,157,846		
1617	Fidelity Aberdeen Street Trust	Fidelity Freedom 2045 Fund	2,917,886,532		
1618	Fidelity Aberdeen Street Trust	Fidelity Freedom 2050 Fund	2,360,283,835		
1619	Fidelity Garrison Street Trust	VIP Investment Grade Central Fund	4,382,801,867		
1634	Fidelity Central Investment Portfolios I	Fidelity Mortgage Backed Securities Central Fund	4,298,657,034		
1634	Fidelity Central Investment Portfolios I	Fidelity Mortgage Backed Securities Central Fund	4,298,657,034		
1827	Fidelity Commonwealth Trust II	Fidelity Large Cap Core Enhanced Index Fund	364,057,467		
1828	Fidelity Commonwealth Trust II	Fidelity Large Cap Value Enhanced Index Fund	932,969,455		
1829	Fidelity Commonwealth Trust II	Fidelity Large Cap Growth Enhanced Index Fund	346,563,293		
1880	Variable Insurance Products Fund V	VIP: FundsManager 60% Portfolio: Service Class	77,883		
1880	Variable Insurance Products Fund V	VIP: FundsManager 60% Portfolio: Service Class 2	426,020,549		
1880	Variable Insurance Products Fund V	VIP: FundsManager 60% Portfolio: Investor Class	6,172,388,712		
1884	Fidelity Income Fund	Fidelity Advisor Income Replacement 2016 Fund: Class	113,754		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
1884	Fidelity Income Fund	Fidelity Income Replacement 2016 Fund: Retail Class	3,895,100		
1884	Fidelity Income Fund	Fidelity Advisor Income Replacement 2016 Fund: Institut	19,609		
1884	Fidelity Income Fund	Fidelity Advisor Income Replacement 2016 Fund: Class	398,506		
1884	Fidelity Income Fund	Fidelity Advisor Income Replacement 2016 Fund: Class	132,172		
1885	Fidelity Income Fund	Fidelity Income Replacement 2018 Fund: Retail Class	4,363,386		
1885	Fidelity Income Fund	Fidelity Advisor Income Replacement 2018 Fund: Class	409,863		
1885	Fidelity Income Fund	Fidelity Advisor Income Replacement 2018 Fund: Class	654,735		
1885	Fidelity Income Fund	Fidelity Advisor Income Replacement 2018 Fund: Class	704,675		
1885	Fidelity Income Fund	Fidelity Advisor Income Replacement 2018 Fund: Institut	322,935		
1886	Fidelity Income Fund	Fidelity Income Replacement 2020 Fund: Retail Class	6,793,496		
1886	Fidelity Income Fund	Fidelity Advisor Income Replacement 2020 Fund: Institut	183,465		
1886	Fidelity Income Fund	Fidelity Advisor Income Replacement 2020 Fund: Class	210,106		
1886	Fidelity Income Fund	Fidelity Advisor Income Replacement 2020 Fund: Class	996,992		
1886	Fidelity Income Fund	Fidelity Advisor Income Replacement 2020 Fund: Class	607,595		
1887	Fidelity Income Fund	Fidelity Advisor Income Replacement 2022 Fund: Institut	88,446		
1887	Fidelity Income Fund	Fidelity Advisor Income Replacement 2022 Fund: Class	80,208		
1887	Fidelity Income Fund	Fidelity Advisor Income Replacement 2022 Fund: Class	331,445		
1887	Fidelity Income Fund	Fidelity Advisor Income Replacement 2022 Fund: Class	429,429		
1887	Fidelity Income Fund	Fidelity Income Replacement 2022 Fund: Retail Class	12,937,867		
1888	Fidelity Income Fund	Fidelity Advisor Income Replacement 2024 Fund: Class	187,645		
1888	Fidelity Income Fund	Fidelity Advisor Income Replacement 2024 Fund: Institut	36,791		
1888	Fidelity Income Fund	Fidelity Income Replacement 2024 Fund: Retail Class	7,639,512		
1888	Fidelity Income Fund	Fidelity Advisor Income Replacement 2024 Fund: Class	164,017		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
1888	Fidelity Income Fund	Fidelity Advisor Income Replacement 2024 Fund: Class	277,720		
1889	Fidelity Income Fund	Fidelity Advisor Income Replacement 2026 Fund: Class	690,876		
1889	Fidelity Income Fund	Fidelity Advisor Income Replacement 2026 Fund: Class	49,947		
1889	Fidelity Income Fund	Fidelity Advisor Income Replacement 2026 Fund: Class	69,272		
1889	Fidelity Income Fund	Fidelity Advisor Income Replacement 2026 Fund: Institut	30,414		
1889	Fidelity Income Fund	Fidelity Income Replacement 2026 Fund: Retail Class	4,999,844		
1890	Fidelity Income Fund	Fidelity Advisor Income Replacement 2028 Fund: Class	138,151		
1890	Fidelity Income Fund	Fidelity Advisor Income Replacement 2028 Fund: Institut	126,581		
1890	Fidelity Income Fund	Fidelity Advisor Income Replacement 2028 Fund: Class	705,923		
1890	Fidelity Income Fund	Fidelity Income Replacement 2028 Fund: Retail Class	24,095,613		
1890	Fidelity Income Fund	Fidelity Advisor Income Replacement 2028 Fund: Class	340,069		
1891	Fidelity Income Fund	Fidelity Advisor Income Replacement 2030 Fund: Class	17,913		
1891	Fidelity Income Fund	Fidelity Income Replacement 2030 Fund: Retail Class	15,598,162		
1891	Fidelity Income Fund	Fidelity Advisor Income Replacement 2030 Fund: Class	355,092		
1891	Fidelity Income Fund	Fidelity Advisor Income Replacement 2030 Fund: Class	283,803		
1891	Fidelity Income Fund	Fidelity Advisor Income Replacement 2030 Fund: Institut	30,802		
1892	Fidelity Income Fund	Fidelity Advisor Income Replacement 2032 Fund: Class	37,228		
1892	Fidelity Income Fund	Fidelity Income Replacement 2032 Fund: Retail Class	7,824,682		
1892	Fidelity Income Fund	Fidelity Advisor Income Replacement 2032 Fund: Institut	56,423		
1892	Fidelity Income Fund	Fidelity Advisor Income Replacement 2032 Fund: Class	123,780		
1892	Fidelity Income Fund	Fidelity Advisor Income Replacement 2032 Fund: Class	314,114		
1893	Fidelity Income Fund	Fidelity Advisor Income Replacement 2034 Fund: Institut	220,612		
1893	Fidelity Income Fund	Fidelity Income Replacement 2034 Fund: Retail Class	9,000,399		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
1893	Fidelity Income Fund	Fidelity Advisor Income Replacement 2034 Fund: Class	128,658		
1893	Fidelity Income Fund	Fidelity Advisor Income Replacement 2034 Fund: Class	98,379		
1893	Fidelity Income Fund	Fidelity Advisor Income Replacement 2034 Fund: Class	292,267		
1894	Fidelity Income Fund	Fidelity Advisor Income Replacement 2036 Fund: Class	1,161,289		
1894	Fidelity Income Fund	Fidelity Advisor Income Replacement 2036 Fund: Institut	782		
1894	Fidelity Income Fund	Fidelity Income Replacement 2036 Fund: Retail Class	6,864,846		
1894	Fidelity Income Fund	Fidelity Advisor Income Replacement 2036 Fund: Class	452,864		
1894	Fidelity Income Fund	Fidelity Advisor Income Replacement 2036 Fund: Class	337,069		
1956	Fidelity Charles Street Trust	Fidelity Series Broad Market Opportunities Fund	15,924,307		
1957	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 30%: Institutional Class	8,717,161		
1957	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 30%: Class B	791,483		
1957	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 30%: Class T	9,989,519		
1957	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 30%: Class A	20,232,743		
1957	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 30%: Class C	18,225,378		
1957	Fidelity Charles Street Trust	Fidelity Asset Manager 30%: Retail Class	795,198,743		
1958	Fidelity Charles Street Trust	Fidelity Asset Manager 40%: Retail Class	833,848,434		
1958	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 40%: Class A	27,652,803		
1958	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 40%: Class T	8,870,751		
1958	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 40%: Class B	1,184,463		
1958	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 40%: Institutional Class	4,833,723		
1958	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 40%: Class C	16,946,087		
1959	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 60%: Class T	15,516,439		
1959	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 60%: Class C	27,836,124		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
1959	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 60%: Institutional Class	14,300,232		
1959	Fidelity Charles Street Trust	Fidelity Asset Manager 60% - Retail Class	1,285,320,418		
1959	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 60%: Class A	55,202,175		
1959	Fidelity Charles Street Trust	Fidelity Advisor Asset Manager 60%: Class B	1,629,291		
1960	Fidelity Salem Street Trust	Fidelity Advisor Global Strategies Fund: Class C	38,164,245		
1960	Fidelity Salem Street Trust	Fidelity Advisor Global Strategies Fund: Class T	26,736,346		
1960	Fidelity Salem Street Trust	Fidelity Advisor Global Strategies Fund: Institutional Cla	18,666,723		
1960	Fidelity Salem Street Trust	Fidelity Advisor Global Strategies Fund: Class A	41,559,330		
1960	Fidelity Salem Street Trust	Fidelity Global Strategies Fund	119,878,501		
1960	Fidelity Salem Street Trust	Fidelity Advisor Global Strategies Fund: Class B	2,082,140		
1995	Fidelity Income Fund	Fidelity Advisor Income Replacement 2038 Fund: Class	100,933		
1995	Fidelity Income Fund	Fidelity Advisor Income Replacement 2038 Fund: Class	189,796		
1995	Fidelity Income Fund	Fidelity Advisor Income Replacement 2038 Fund: Class	164,221		
1995	Fidelity Income Fund	Fidelity Advisor Income Replacement 2038 Fund: Institut	33,189		
1995	Fidelity Income Fund	Fidelity Income Replacement 2038 Fund	6,374,401		
1996	Fidelity Income Fund	Fidelity Income Replacement 2042 Fund	36,618,475		
1996	Fidelity Income Fund	Fidelity Advisor Income Replacement 2042 Fund: Class	551,551		
1996	Fidelity Income Fund	Fidelity Advisor Income Replacement 2042 Fund: Class	532,689		
1996	Fidelity Income Fund	Fidelity Advisor Income Replacement 2042 Fund: Institut	140,774		
1996	Fidelity Income Fund	Fidelity Advisor Income Replacement 2042 Fund: Class	375,470		
2009	Fidelity Income Fund	Fidelity Income Replacement 2040 Fund	8,740,258		
2009	Fidelity Income Fund	Fidelity Advisor Income Replacement 2040 Fund: Institut	17,587		
2009	Fidelity Income Fund	Fidelity Advisor Income Replacement 2040 Fund: Class	557,349		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
2009	Fidelity Income Fund	Fidelity Advisor Income Replacement 2040 Fund: Class	109,824		
2009	Fidelity Income Fund	Fidelity Advisor Income Replacement 2040 Fund: Class	303,980		
2010	Fidelity Commonwealth Trust II	Fidelity International Enhanced Index Fund	84,028,692		
2011	Fidelity Commonwealth Trust II	Fidelity Small Cap Enhanced Index Fund	433,555,102		
2012	Fidelity Commonwealth Trust II	Fidelity Mid Cap Enhanced Index Fund	453,893,808		
2114	Fidelity Salem Street Trust	Fidelity Series Investment Grade Bond Fund	12,888,980,629		
2114	Fidelity Salem Street Trust	Fidelity Series Investment Grade Bond Fund: Class F	12,113,248,389		
2159	Variable Insurance Products Fund V	VIP: Freedom 2035 Portfolio: Initial Class	556,490		
2159	Variable Insurance Products Fund V	VIP: Freedom 2035 Portfolio: Service Class 2	13,042,444		
2159	Variable Insurance Products Fund V	VIP: Freedom 2035 Portfolio: Service Class	1,639,137		
2162	Variable Insurance Products Fund V	VIP: Freedom 2040 Portfolio: Initial Class	15,266,971		
2162	Variable Insurance Products Fund V	VIP: Freedom 2040 Portfolio: Service Class	13,146,045		
2162	Variable Insurance Products Fund V	VIP: Freedom 2040 Portfolio: Service Class 2	8,293,131		
2165	Variable Insurance Products Fund V	VIP: Freedom 2045 Portfolio: Initial Class	354,296		
2165	Variable Insurance Products Fund V	VIP: Freedom 2045 Portfolio: Service Class	364,065		
2165	Variable Insurance Products Fund V	VIP: Freedom 2045 Portfolio: Service Class 2	7,340,502		
2168	Variable Insurance Products Fund V	VIP: Freedom 2050 Portfolio: Initial Class	1,697,323		
2168	Variable Insurance Products Fund V	VIP: Freedom 2050 Portfolio: Service Class	2,852,833		
2168	Variable Insurance Products Fund V	VIP: Freedom 2050 Portfolio: Service Class 2	6,378,668		
2171	Fidelity Aberdeen Street Trust	Fidelity Freedom K Income Fund	2,119,154,115		
2173	Fidelity Aberdeen Street Trust	Fidelity Freedom K 2005 Fund	461,748,111		
2174	Fidelity Aberdeen Street Trust	Fidelity Freedom K 2010 Fund	3,860,942,262		
2175	Fidelity Aberdeen Street Trust	Fidelity Freedom K 2015 Fund	6,859,138,099		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
2176	Fidelity Aberdeen Street Trust	Fidelity Freedom K 2020 Fund	17,398,438,581		
2177	Fidelity Aberdeen Street Trust	Fidelity Freedom K 2025 Fund	12,591,737,022		
2178	Fidelity Aberdeen Street Trust	Fidelity Freedom K 2030 Fund	15,581,712,897		
2179	Fidelity Aberdeen Street Trust	Fidelity Freedom K 2035 Fund	9,815,200,840		
2180	Fidelity Aberdeen Street Trust	Fidelity Freedom K 2040 Fund	10,527,372,990		
2181	Fidelity Aberdeen Street Trust	Fidelity Freedom K 2045 Fund	5,658,060,616		
2182	Fidelity Aberdeen Street Trust	Fidelity Freedom K 2050 Fund	4,518,973,029		
2208	Fidelity Salem Street Trust	Fidelity Advisor Corporate Bond Fund: Class C	14,945,956		
2208	Fidelity Salem Street Trust	Fidelity Advisor Corporate Bond Fund: Class T	7,965,861		
2208	Fidelity Salem Street Trust	Fidelity Corporate Bond Fund	919,169,035		
2208	Fidelity Salem Street Trust	Fidelity Advisor Corporate Bond Fund: Institutional Clas	72,071,941		
2208	Fidelity Salem Street Trust	Fidelity Advisor Corporate Bond Fund: Class A	31,000,707		
2213	Fidelity Salem Street Trust	Fidelity Series Inflation-Protected Bond Index Fund	529,802,458		
2213	Fidelity Salem Street Trust	Fidelity Series Inflation-Protected Bond Index Fund: Clas	591,380,895		
2215	Fidelity Salem Street Trust	Fidelity Series Global ex U.S. Index Fund	2,599,707,270		
2216	Fidelity Aberdeen Street Trust	Fidelity Freedom Index Income Fund	245,659,434		
2223	Fidelity Aberdeen Street Trust	Fidelity Freedom Index 2005 Fund	70,541,769		
2226	Fidelity Aberdeen Street Trust	Fidelity Freedom Index 2010 Fund	490,710,623		
2228	Fidelity Aberdeen Street Trust	Fidelity Freedom Index 2020 Fund	2,369,117,202		
2232	Fidelity Aberdeen Street Trust	Fidelity Freedom Index 2025 Fund	1,617,901,132		
2235	Fidelity Aberdeen Street Trust	Fidelity Freedom Index 2030 Fund	2,110,927,501		
2238	Fidelity Aberdeen Street Trust	Fidelity Freedom Index 2035 Fund	1,211,376,817		
2239	Fidelity Aberdeen Street Trust	Fidelity Freedom Index 2040 Fund	1,421,815,240		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
2240	Fidelity Aberdeen Street Trust	Fidelity Freedom Index 2045 Fund	700,376,507		
2241	Fidelity Aberdeen Street Trust	Fidelity Freedom Index 2050 Fund	661,763,372		
2242	Fidelity Aberdeen Street Trust	Fidelity Freedom Index 2015 Fund	904,755,198		
2250	Fidelity Oxford Street Trust II	Fidelity Commodity Strategy Central Fund	331,574,309		
2267	Fidelity Salem Street Trust	Fidelity Conservative Income Bond Fund: Institutional Cl	2,491,283,057		
2267	Fidelity Salem Street Trust	Fidelity Conservative Income Bond Fund	1,432,734,902		
2278	Fidelity Oxford Street Trust	Fidelity Series Commodity Strategy Fund: Class F	896,864,149		
2278	Fidelity Oxford Street Trust	Fidelity Series Commodity Strategy Fund: Series Class	922,259,483		
2312	Fidelity Salem Street Trust	Fidelity Advisor Municipal Income 2015 Fund: Institutio	4,157,409		
2312	Fidelity Salem Street Trust	Fidelity Municipal Income 2015 Fund	53,591,550		
2312	Fidelity Salem Street Trust	Fidelity Advisor Municipal Income 2015 Fund: Class A	7,440,833		
2315	Fidelity Salem Street Trust	Fidelity Advisor Municipal Income 2017 Fund: Class A	9,914,498		
2315	Fidelity Salem Street Trust	Fidelity Municipal Income 2017 Fund	98,896,634		
2315	Fidelity Salem Street Trust	Fidelity Advisor Municipal Income 2017 Fund: Institutio	20,244,003		
2318	Fidelity Salem Street Trust	Fidelity Advisor Municipal Income 2019 Fund: Class A	9,487,568		
2318	Fidelity Salem Street Trust	Fidelity Advisor Municipal Income 2019 Fund: Institutio	17,290,739		
2318	Fidelity Salem Street Trust	Fidelity Municipal Income 2019 Fund	42,270,303		
2321	Fidelity Salem Street Trust	Fidelity Municipal Income 2021 Fund	24,156,948		
2321	Fidelity Salem Street Trust	Fidelity Advisor Municipal Income 2021 Fund: Institutio	11,464,022		
2321	Fidelity Salem Street Trust	Fidelity Advisor Municipal Income 2021 Fund: Class A	10,219,824		
2331	Fidelity Aberdeen Street Trust	Fidelity Freedom 2055 Fund	463,938,583		
2332	Fidelity Aberdeen Street Trust	Fidelity Freedom K 2055 Fund	835,938,848		
2334	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2055 Fund: Class C	3,642,774		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
2334	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2055 Fund: Class A	104,322,206		
2334	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2055 Fund: Institutional Class	78,826,781		
2334	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2055 Fund: Class T	27,694,507		
2338	Fidelity Aberdeen Street Trust	Fidelity Freedom Index 2055 Fund	151,021,700		
2341	Fidelity Salem Street Trust	Spartan Emerging Markets Index Fund - Investor Class	16,542,052		
2341	Fidelity Salem Street Trust	Spartan Emerging Markets Index Fund - Fidelity Advanta	333,132,837		
2341	Fidelity Salem Street Trust	Spartan Emerging Markets Index Fund - Institutional Cla	20,178,632		
2341	Fidelity Salem Street Trust	Spartan Emerging Markets Index Fund - Fidelity Advanta	97,782		
2345	Fidelity Salem Street Trust	Spartan Global ex U.S. Index Fund - Fidelity Advantage I	72,662,854		
2345	Fidelity Salem Street Trust	Spartan Global ex U.S. Index Fund - Investor Class	14,820,535		
2345	Fidelity Salem Street Trust	Spartan Global ex U.S. Index Fund - Fidelity Advantage	493,513,128		
2345	Fidelity Salem Street Trust	Spartan Global ex U.S. Index Fund - Institutional Class	154,841,736		
2349	Fidelity Salem Street Trust	Spartan Mid Cap Index Fund - Fidelity Advantage Institu	21,979,211		
2349	Fidelity Salem Street Trust	Spartan Mid Cap Index Fund - Institutional Class	125,925,298		
2349	Fidelity Salem Street Trust	Spartan Mid Cap Index Fund - Fidelity Advantage Class	804,589,226		
2349	Fidelity Salem Street Trust	Spartan Mid Cap Index Fund - Investor Class	26,836,006		
2353	Fidelity Salem Street Trust	Spartan Real Estate Index Fund - Institutional Class	26,293,232		
2353	Fidelity Salem Street Trust	Spartan Real Estate Index Fund - Investor Class	22,075,016		
2353	Fidelity Salem Street Trust	Spartan Real Estate Index Fund - Fidelity Advantage Clas	384,822,351		
2356	Fidelity Salem Street Trust	Spartan Small Cap Index Fund - Fidelity Advantage Instit	4,221,543		
2356	Fidelity Salem Street Trust	Spartan Small Cap Index Fund - Institutional Class	308,505,940		
2356	Fidelity Salem Street Trust	Spartan Small Cap Index Fund - Investor Class	26,037,769		
2356	Fidelity Salem Street Trust	Spartan Small Cap Index Fund - Fidelity Advantage Clas	838,609,981		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
2398	Fidelity Central Investment Portfolios I	Fidelity Inflation-Protected Bond Index Central Fund	278,576,130		
2398	Fidelity Central Investment Portfolios I	Fidelity Inflation-Protected Bond Index Central Fund	278,576,130		
2415	Fidelity Salem Street Trust	Spartan Inflation-Protected Bond Index Fund - Investor C	4,511,272		
2415	Fidelity Salem Street Trust	Spartan Inflation-Protected Bond Index Fund - Fidelity A	185,582,810		
2415	Fidelity Salem Street Trust	Spartan Inflation-Protected Bond Index Fund - Institution	5,531,322		
2415	Fidelity Salem Street Trust	Spartan Inflation-Protected Bond Index Fund - Fidelity A	92,959		
2423	Fidelity School Street Trust	Fidelity Advisor Global Bond Fund - Class T	3,010,084		
2423	Fidelity School Street Trust	Fidelity Advisor Global Bond Fund - Institutional Class	2,718,623		
2423	Fidelity School Street Trust	Fidelity Advisor Global Bond Fund - Class A	4,765,198		
2423	Fidelity School Street Trust	Fidelity Advisor Global Bond Fund - Class C	4,340,702		
2423	Fidelity School Street Trust	Fidelity Global Bond Fund - Retail Class	46,215,958		
2428	Fidelity School Street Trust	Fidelity Advisor International Bond Fund: Class T	2,642,858		
2428	Fidelity School Street Trust	Fidelity Advisor International Bond Fund: Class C	2,713,645		
2428	Fidelity School Street Trust	Fidelity International Bond Fund: Retail Class	50,185,434		
2428	Fidelity School Street Trust	Fidelity Advisor International Bond Fund: Class A	3,152,732		
2428	Fidelity School Street Trust	Fidelity Advisor International Bond Fund: Institutional Cl	2,209,817		
2495	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager Income Fund: Class N	103,976		
2495	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager Income Fund: Class L	104,256		
2495	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager Income Fund	911,361		
2496	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2005 Fund: Class N	105,101		
2496	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2005 Fund: Class L	105,385		
2496	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2005 Fund	117,717		
2497	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2010 Fund: Class N	105,799		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
2497	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2010 Fund	529,796		
2497	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2010 Fund: Class L	106,085		
2498	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2015 Fund: Class N	106,405		
2498	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2015 Fund	1,513,428		
2498	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2015 Fund: Class L	106,689		
2499	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2020 Fund	2,724,005		
2499	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2020 Fund: Class L	107,132		
2499	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2020 Fund: Class N	106,844		
2500	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2025 Fund: Class L	107,870		
2500	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2025 Fund: Class N	107,584		
2500	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2025 Fund	845,465		
2501	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2030 Fund: Class L	108,436		
2501	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2030 Fund	1,016,540		
2501	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2030 Fund: Class N	108,147		
2502	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2035 Fund: Class N	108,438		
2502	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2035 Fund: Class L	108,726		
2502	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2035 Fund	782,539		
2503	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2040 Fund	473,713		
2503	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2040 Fund: Class L	108,719		
2503	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2040 Fund: Class N	108,430		
2504	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2045 Fund: Class L	108,717		
2504	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2045 Fund	633,362		
2504	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2045 Fund: Class N	108,426		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
2505	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2050 Fund: Class N	108,413		
2505	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2050 Fund: Class L	108,703		
2505	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2050 Fund	885,780		
2506	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2055 Fund: Class N	108,371		
2506	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2055 Fund	706,045		
2506	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2055 Fund: Class L	108,661		
2520	Variable Insurance Products Fund V	VIP: VIP Target Volatility Portfolio - Service Class	2,895,510		
2520	Variable Insurance Products Fund V	VIP: VIP Target Volatility Portfolio - Service Class 2	131,719,581		
2523	Fidelity Salem Street Trust	Fidelity Advisor Municipal Income 2023 Fund: Institutio	6,523,485		
2523	Fidelity Salem Street Trust	Fidelity Municipal Income 2023 Fund	10,200,452		
2523	Fidelity Salem Street Trust	Fidelity Advisor Municipal Income 2023 Fund: Class A	4,696,275		
2543	Fidelity Hereford Street Trust	Treasury Money Market Fund	255,288,381		
2544	Fidelity Newbury Street Trust	Government Fund: Capital Reserves Class	4,375,539		
2544	Fidelity Newbury Street Trust	Government Fund: Daily Money Class	2,858,973		
2578	Fidelity Municipal Trust	Fidelity Conservative Income Municipal Bond Fund: Inst	143,768,328		
2578	Fidelity Municipal Trust	Fidelity Conservative Income Municipal Bond Fund	47,381,513		
2612	Fidelity Salem Street Trust	Fidelity Series 1000 Value Index Fund	904,773,980		
2612	Fidelity Salem Street Trust	Fidelity Series 1000 Value Index Fund: Class F	998,531,786		
2708	Fidelity Aberdeen Street Trust	Fidelity Freedom 2060 Fund	2,592,384		
2709	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2060 Fund: Institutional Class	154,469		
2709	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2060 Fund: Class A	1,182,338		
2709	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2060 Fund: Class T	1,992,150		
2709	Fidelity Aberdeen Street Trust	Fidelity Advisor Freedom 2060 Fund: Class C	1,684,059		

FIDELITY 17g CALCULATION (as of 12/31/2014)

REGISTERED FUNDS

Greenbook Fixed Income

Fund Number	Trust Name	Portfolio Name	Assets	Trust Sub Total	Bond
2713	Fidelity Aberdeen Street Trust	Fidelity Freedom K 2060 Fund	276,714		
2714	Fidelity Aberdeen Street Trust	Fidelity Freedom Index 2060 Fund	633,676		
2715	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2060 Fund	115,311		
2715	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2060 Fund: Class N	102,123		
2715	Fidelity Boylston Street Trust	Strategic Advisers Multi-Manager 2060 Fund: Class L	102,227		
		Grand Total for Greenbook Fixed Income	916,579,274,385		65,100,000